UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYBRON DENTAL SPECIALTIES, INC.

(Name of Subject Company)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

871142105

(CUSIP Number of Class of Securities)

Stephen J. Tomassi

Vice President—General Counsel and Secretary

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

(949) 255-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ray La Soya Hughes Hubbard & Reed LLP 350 South Grand Avenue Los Angeles, California 90071-3442 (213) 613-2800	Bruce C. Davidson Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Sybron Dental Specialties, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 100 Bayview Circle, Suite 6000, Newport Beach, California 92660, and the telephone number of the Company at that address is (949) 255-8700.

The title of the class of equity securities of the Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, par value $.01 per share, including the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of December 8, 2000, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as Rights Agent (the “Rights Agreement”) (which Rights together with the shares of the Company’s common stock are hereinafter referred to as the “Shares” or the “Common Shares”).

As of April 17, 2006, there were 40,553,055 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above.

This Statement relates to a tender offer (the “Offer”) described in the Tender Offer Statement on Schedule TO, dated April 18, 2006 (as amended or supplemented, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Danaher Corporation, a Delaware corporation (“Parent”), and its indirect wholly owned subsidiary, Smile Acquisition Corp., a Delaware corporation (“Purchaser”), with the Securities and Exchange Commission relating to an offer by Purchaser to purchase all of the issued and outstanding Shares of the Company at a price of $47.00 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to this Statement, and are incorporated herein by reference in their entirety.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 12, 2006 (the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is filed as Exhibit (e)(1) hereto, and is incorporated herein by reference in its entirety. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation (the “Surviving Corporation”) and become an indirect wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than treasury Shares and Shares held by Parent, Purchaser, any wholly owned subsidiary of Parent or Purchaser, or by any wholly owned subsidiary of the Company, which shall be canceled, and other than Shares, if any (collectively, “Dissenting Shares”), held by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive the Offer Price in cash (the “Merger Price”), payable to the holder thereof, upon surrender of the certificate formerly representing such Share, less any required withholding taxes.

The Schedule TO indicates that the principal executive offices of Parent and Purchaser are located at 2099 Pennsylvania Avenue, N.W., 12th Floor, Washington, D.C. 20006.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their executive officers, directors or affiliates.

The following summaries of the Merger Agreement and the Confidentiality Agreement, as well as the other agreements described or referred to in Annex I, are qualified in their entirety by reference to the copies thereof filed as exhibits to this Statement.

(a) The Merger Agreement

The summary and description of the Merger Agreement and the conditions of the Offer contained in Section 11 (“Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for Sybron; ‘Going Private’ Transactions — The Merger Agreement”) and Section 14 (“Conditions of the Offer”), respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Amendment of the Rights Agreement

In connection with the Offer, the Merger Agreement and the transactions contemplated thereby, the Company and the Rights Agent executed an amendment (the “Amendment”) to the Rights Agreement, dated as of April 12, 2006. Terms used below but not defined herein shall have the meanings assigned thereto in the Rights Agreement.

The Amendment provides, among other matters, that (i) none of Parent, Purchaser, or any affiliate or associate of either shall be deemed to be an “Acquiring Person” or a “Beneficial Owner” of Shares, either individually or collectively, solely as a result of the approval, execution, delivery, announcement or performance of the Merger Agreement, the commencement or consummation of the Offer, or the consummation of the Merger or any of the other transactions contemplated in the Merger Agreement; and (ii) no “Stock Acquisition Date,” no “Triggering Event,” no “Distribution Date,” no “Section 11(a)(ii) Event” and no “Section 13 Event” shall be deemed to have occurred solely as a result of the approval, execution, delivery, announcement or performance of the Merger Agreement, the commencement or consummation of the Offer, or the consummation of the Merger or any of the other transactions contemplated in the Merger Agreement. The Amendment also provides that the Rights Agreement and the Rights established thereby will terminate in all respects immediately prior to the Effective Time.

(c) Director and Officer Indemnification and Insurance

Director and Officer Indemnification

The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, and advance fees and expenses to, each present and former director and officer of the Company (the “Indemnified Parties”) to the fullest extent permitted under the Company’s restated certificate of incorporation and bylaws as of the date of the Merger Agreement. The Merger Agreement also provides that the Surviving Corporation has authority to assume the defense of any action, suit, investigation or proceeding brought against an Indemnified Party. If Parent is notified of an action, suit or proceeding against an Indemnified Party on or prior to the sixth anniversary of the Effective Time, the Surviving Corporation’s indemnification obligations shall continue in effect until the final disposition thereof.

Indemnification Agreements

Each of the executive officers of the Company is a party to an indemnification agreement that provides that the Company will indemnify them to the fullest extent permitted by law for certain expenses (including attorney’s fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person’s service as an officer of the Company or an affiliate of the Company.

Each of the directors of the Company is a party to an indemnification agreement that provides that the Company will indemnify them to the fullest extent permitted by law for certain expenses (including attorney’s fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person’s service as a director of the Company or an affiliate of the Company.

Directors’ and Officers’ Insurance

The Merger Agreement provides that the Surviving Corporation will maintain, for a period of six years from the Effective Time, the Company’s current directors’ and officers’ liability insurance policy covering those persons who were covered by the Company’s directors’ and officers’ liability insurance policy on terms no less favorable to the insured persons than those of the Company’s policies as of the date of the Merger Agreement. In addition, the Surviving Corporation has discretion to substitute for the Company’s directors’ and officers’ insurance a policy of Parent or its subsidiaries as long as Parent’s or subsidiaries’ policies contain terms which are no less favorable to the covered directors or officers. Under the terms of the Merger Agreement, such directors’ and officers’ insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate annual premium of not more than 200% of the aggregate premiums paid by the Company for the fiscal year ended September 30, 2005. If the annual premiums for such liability insurance exceed 200% of the Company’s 2005 premiums, the Surviving Corporation shall use its reasonable best efforts to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In addition, in lieu of purchasing directors’ and officers’ insurance, the Surviving Corporation may purchase a six-year extended reporting period endorsement under the Company’s directors’ and officers’ liability insurance coverage.

(d) Effect of the Transaction on Employee Benefit Plans

The Merger Agreement provides that Parent shall cause the Surviving Corporation to honor all employee benefit arrangements and all employment agreements; provided, however, that nothing in the Merger Agreement will preclude Parent or the Surviving Corporation from terminating the Company’s benefit plans or employment agreements, or require Parent to retain the employment of any particular employee of the Company.

(e) Company Stock Plans

Pursuant to the terms of the Company’s 2000 Long-Term Incentive Plan, 2001 Long-Term Incentive Plan and 2005 Long-Term Incentive Plan (the “Incentive Plans”), on the occurrence of a “change in control,” each outstanding option to purchase Shares under the Incentive Plans, will, by the existing terms of the Incentive Plans and with no action of the Company, Parent or Purchaser, become fully vested and exercisable. The consummation of the Offer will be a “change in control” as defined in each of the Incentive Plans. Options issued pursuant to the 2000 Outside Directors’ Stock Option Plan and the 2005 Outside Directors’ Stock Option Plan vest immediately upon grant.

The Merger Agreement also provides that the Company shall accelerate the vesting of each unvested option and that each vested option issued under the Incentive Plans, the 2000 Outside Directors’ Stock Option Plan and the 2005 Outside Directors’ Stock Option Plan shall be exercisable, without payment by the option holder, in full settlement thereof, for the right to receive an amount in cash (less any applicable withholding taxes) equal to the product of (i) the excess, if any, of (A) the Merger Price over (B) the per share exercise price of each Common Share subject to such option and (ii) the number of Common Shares subject to such option immediately prior to the Effective Time.

As a result of the foregoing, and assuming that the consummation of the Offer occurs on the earliest expiration date possible, a total of 3,782,166 outstanding unvested options will become vested and exercisable, of which 1,107,889 are held by executive officers of the Company. The numbers of unvested options so vesting, and the dollar value to be received in settlement thereof based on the Merger Price, for Messrs. Pickrell, Tomassi, Even, Semmelmayer and Pitz (the “Named Executive Officers”) and all executive officers of the Company as a group are, respectively: Mr. Pickrell, 225,000 and $2,070,000; Mr. Tomassi, 125,000 and $1,150,000; Mr. Even, 125,000 and $1,150,000; Mr. Semmelmayer, 125,000 and $1,150,000; Mr. Pitz, 188,889 and $1,737,779; and all executive officers as a group (including the Named Executive Officers), 1,107,889 and $10,249,539.

Pursuant to the Merger Agreement, the Company is required to establish a final exercise date under the Company’s employee stock purchase plan (the “ESPP”) on the earlier of (1) the last business day immediately prior to the Effective Time or (2) June 30, 2006 (the “ESPP Termination Date”) and to notify each participant in the ESPP in writing of the ESPP Termination Date at least ten business days prior to the ESPP Termination Date. Each outstanding purchase option under the ESPP on the ESPP Termination Date will be exercised on such date for the purchase of Shares at a purchase price per Share equal to 85% of the “fair market value” (as defined in the ESPP) of a Share on the “enrollment date” (as defined in the ESPP) or on the ESPP Termination Date, whichever is lower. In addition, the Company is required to take any and all actions with respect to the ESPP as are necessary to provide that (a) participation in the ESPP shall be limited to those employees who were participants on the date of the Merger Agreement and (b) such participants may not increase their payroll deduction election or purchase elections from those in effect on the date of the Merger Agreement.

(f) Employment Agreements

The Company has not entered into any employment or change of control agreements or arrangements with its executive officers or other executives in connection with the Offer or the Merger. The Company had previously entered into employment agreements that provide for payments and other benefits upon termination of the executive’s employment by the Company following a “change in control” or in anticipation of a “change in control” or by the executive for “good reason” following a “change in control,” if the termination is effective within 24 months following the “change in control.” The purchase of Shares pursuant to the Offer would constitute a “change in control” as that term is defined in the employment agreements. The employment agreements are described in the Section of Annex I to this Statement entitled “Executive Compensation — Employment Agreements”.

Assuming that each of the executive officers is in fact terminated without cause or resigns for good reason, the respective amounts of cash severance payable to them (not including any gross-up payments) under such agreements would be approximately as follows: Mr. Pickrell, $4,749,496; Mr. Tomassi, $1,889,831; Mr. Even, $2,197,650; Mr. Semmelmayer, $1,728,239; Mr. Pitz, $2,032,174; and all executive officers as a group (including the Named Executive Officers), $15,613,996.

The executive officers are also entitled under the employment agreements to any accrued but unpaid salary, expenses required to be reimbursed and any earned but unpaid bonuses for prior periods. Under the Company’s Executive Officer Annual Performance Bonus Plan (the “Bonus Plan”), the estimated pro rata cash bonuses that the executive officers would receive, assuming the Merger is completed on June 30, 2006, a “Success Factor” (as defined in the Bonus Plan) of 4.75 and a “Company ROIC Component” (as defined in the Bonus Plan) of 1.0, are as follows: Mr. Pickrell, $1,265,452; Mr. Tomassi, $453,439; Mr. Even, $637,151; Mr. Semmelmayer, $438,572; Mr. Pitz, $453,439; and all executive officers as a group (including the Named Executive Officers), $3,834,231. Actual pro rata bonus amounts may be greater or less than the amount estimated.

(g) Confidentiality Agreement

The following summary description of the confidentiality agreement entered into between Parent and the Company (the “Confidentiality Agreement”) is qualified in its entirety by reference to the agreement itself, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

On March 13, 2006, the Company and Parent entered into the Confidentiality Agreement pursuant to which Parent agreed, in return for the Company’s making available certain non-public information, to treat such information confidentially and use such information solely for the purpose of evaluating and pursuing a possible transaction between the parties. Parent also agreed that it and its representatives will not disclose any of the confidential information unless the disclosure is made to a representative of Parent who needs to have such material for the sole purpose of evaluating a transaction between the parties. The Confidentiality Agreement also contains customary standstill provisions.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

References to “we,” “us” or “our” in Items 4 and 5 of this Statement are to the Company.

(a) Background

Our Board has, from time to time, reviewed our long-term strategies and objectives. As part of this process and with a view toward maximizing shareholder value, our management has engaged, from time to time, in discussions with representatives of other companies regarding various strategic alternatives, including potential business combinations.

In 2001, our Chief Executive Officer, Floyd Pickrell met with H. Lawrence Culp, Jr., the Chief Executive Officer of Danaher Corporation (“Danaher”) at the suggestion of A. Emmet Stephenson, Jr., who is a member of the board of directors of Danaher and a professional acquaintance of Mr. Pickrell. At their meeting, they discussed the Company and the professional dental market. Their discussions did not include any conversations regarding a sale of the Company.

On August 18, 2003, our Board met and discussed the value and possibility of conducting a merger with, or sale to, another company. Also on August 18, 2003, we entered into an engagement letter with UBS Securities LLC (“UBS”) to act as financial advisor to the Company in connection with the exploration of strategic alternatives including, among other things, a potential sale of the Company. As a part of its engagement, UBS developed a list of companies that it thought might be interested in considering a business combination with the Company. It then contacted the companies on the list to explore their interest. Among the companies contacted was Danaher.

On September 26, 2003, we entered into a confidentiality agreement with Danaher regarding a possible transaction between Danaher and the Company. The agreement contained customary standstill provisions designed to motivate Danaher to submit its best offer. We then began to provide confidential information to Danaher and to make certain members of our management team available to Danaher for the purpose of responding to various due diligence inquiries by Danaher. We subsequently entered into an engagement letter with Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston LLC and referred to herein as “Credit Suisse”) to provide an opinion with respect to the fairness of consideration that would be received in connection with a possible sale of the Company. While the Company and Danaher discussed the matter from time to time through April 2004, no agreements were reached. The Company then continued with its strategic plan.

On February 23, 2006, in connection with their attendance at a dental trade show, Mr. Culp and Mr. Pickrell met for dinner. (They had met for dinner the previous year while attending the same trade show.) During the course of their dinner, Mr. Culp stated that Danaher remained interested in acquiring the Company and he expressed his continued belief that a business combination between the Company and Danaher would be beneficial to the stockholders of both companies.

On March 6, 2006, Mr. Pickrell received a telephone call from Mr. Culp, in which Mr. Culp expressed his desire to restart merger discussions between Danaher and the Company. Mr. Pickrell stated that although no decision as to a sale of the Company had been made at that time, we were agreeable to entering into a confidentiality agreement and sharing certain confidential information with Danaher in order to explore a possible transaction with Danaher.

On March 13, 2006, we entered into a new confidentiality agreement with Danaher regarding a possible transaction between Danaher and the Company. The agreement contained customary standstill provisions designed to motivate Danaher to submit its best offer. We then began to provide confidential information to Danaher and to make certain members of our management team available to Danaher for the purpose of responding to various due diligence inquiries by Danaher.

On March 17, 2006, Mr. Pickrell received a telephone call from the Chief Executive Officer of another company (“Company A”), in which the Chief Executive Officer of Company A indicated that Company A would be interested in discussing the purchase of the Company at a price per share to be negotiated. Mr. Pickrell stated that although no decision as to a sale of the Company had been made at that time, he would discuss the matter with our Board.

On March 18, 2006, Mr. Pickrell received a telephone call from Mr. Culp, in which Mr. Culp expressed Danaher’s non-binding indication of interest in buying the Company for $42.50 per share in cash, subject to customary conditions and the negotiation of definitive documentation. Mr. Pickrell stated that although no decision as to a sale of the Company had been made at that time, he would discuss the matter with our Board.

On March 19, 2006, our Board met and discussed the oral proposal received from Danaher and the indication of interest received from Company A, and authorized Mr. Pickrell to continue his dialogue with Mr. Culp and to explore Company A’s level of interest in a possible transaction with the Company. Our Board also authorized Mr. Pickrell to contact Credit Suisse to explore and negotiate the terms of an engagement to act as the Company’s financial advisor in connection with the Company’s review of strategic alternatives including a possible sale.

On March 24, 2006, we entered into a confidentiality agreement, which contained customary standstill provisions, with Company A regarding a possible transaction between Company A and the Company. Such customary standstill provisions were designed to motivate Company A to submit its best offer. We then communicated our willingness to provide confidential information to Company A and to make certain members of our management team available to Company A for the purpose of responding to various due diligence inquiries by Company A. Company A indicated that it sufficiently understood our business and did not need to participate in due diligence sessions with our management team in order to formulate a proposal, although it did request and receive due diligence materials.

On March 25, 2006, we entered into an engagement letter with Credit Suisse to act as financial advisor to the Company in connection with the Company’s review of strategic alternatives including, among other things, a possible sale.

On March 26, 2006, our Board met and discussed the Company’s strategic plan and the status of the indications of interest received from each of Danaher and Company A. Although no decision was made to sell the Company, our Board authorized Mr. Pickrell to contact each of Danaher and Company A, and, in an effort to coordinate and ensure prompt responses, instruct them that questions, requests and other communications regarding an acquisition proposal should be directed to Credit Suisse. Our Board also engaged in a discussion regarding other companies that might have a strategic interest in pursuing a business combination transaction with the Company, and authorized Credit Suisse to contact the company that was identified as being most likely to have such a strategic interest (“Company B”). Our Board also requested that Credit Suisse analyze the feasibility of a sale of the Company to a private equity fund, or other financial buyer, in a leveraged transaction.

On March 28, 2006, we entered into a confidentiality agreement, which contained customary standstill provisions, with Company B regarding a possible transaction between Company B and the Company. Such customary standstill provisions were designed to motivate Company B to submit its best offer. We communicated our willingness to provide confidential information to Company B and to make certain members of our management team available to Company B for the purpose of responding to various due diligence inquiries by Company B, and promptly thereafter Company B began to conduct a confidential due diligence investigation regarding the Company.

On March 31, 2006, our Board met and discussed the status of the oral proposal received from Danaher and the indications of interest received from each of Company A and Company B. In addition, Credit Suisse discussed its financial analyses regarding the potential interest of private equity funds and other financial buyers in making an acquisition proposal. Such analyses indicated that an acquisition proposal at prices competitive with the prices the Company and Credit Suisse believed Danaher and Company A and Company B were likely to offer would not generate sufficient investment returns to attract private equity funds and other financial buyers. Our Board authorized Credit Suisse to contact each of Danaher, Company A and Company B, and request that each party submit its proposal by the end of business on Friday, April 7, 2006. Credit Suisse delivered such request to each of Danaher, Company A, and Company B on April 3, 2006. At its March 31, 2006 meeting, our Board also engaged in a discussion regarding the domestic and foreign antitrust approvals that would be required in connection with a business combination with each of Danaher, Company A, and Company B, and authorized its special legal counsel, Hughes Hubbard & Reed LLP (“Hughes Hubbard”) to continue with an antitrust analysis.

During the week of April 3, 2006, we responded to due diligence requests and provided various due diligence materials and updated financial information to each of Danaher, Company A, and Company B. Based in part on preliminary discussions with outside or in-house counsel for Company A and Company B, together with internal research and analysis, Hughes Hubbard advised our Board that, if we and either such other company were to pursue a merger, (a) a second request for information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) was a virtual certainty and (b) it would probably take a minimum of three to five months (and possibly longer) before approval or disapproval by regulatory authorities and (c) each of the combinations potentially posed material antitrust issues that could affect consummation of the transaction. On the other hand, based on our experience in prior transactions as well as the advice of Hughes Hubbard, it did not appear likely that a potential business combination with Danaher would trigger this type of review or pose any significant antitrust impediment to consummation of the transaction.

On April 5, 2006, we received a draft Agreement and Plan of Merger from Danaher. This draft contained non-economic terms that were substantially consistent with what the parties had contemplated in their discussions in 2003 and 2004.

On April 6, 2006, we conducted management presentations for Company B at an offsite location near our headquarters in Newport Beach, California. Company A declined our offer to participate in management presentations.

On April 7, 2006, we received written proposals from each of Company A, Company B, and Danaher. Danaher’s written proposal stated that if it was not accepted by midnight Eastern time on April 10, 2006, the proposal would be withdrawn. Company B’s proposal contained certain ambiguities and, following discussions with Credit Suisse, Company B delivered a second written proposal on April 8, 2006 and a third written proposal early in the morning on April 10, 2006. References below to Company B’s proposal are to its third written proposal.

On April 8, 2006, we delivered a draft merger agreement to Company B that was substantially similar to the draft agreement that we had received from Danaher, except for the fact that, because of the likely delays in obtaining necessary antitrust approvals, it contemplated a longer process involving a one-step merger. We also delivered to Company B an index of due diligence documents that were available for immediate review.

Over the course of April 8, 2006 and April 9, 2006, Credit Suisse, at the direction of the Company, had numerous conversations with representatives of Company A and Company B in an effort to clarify and encourage them to improve upon their proposals. As a result of such conversations, it became clear that Company A was not willing to accept the risk that the proposed transaction would not receive antitrust approval without significant conditions with respect to certain business lines and that, although it believed it could quickly conclude a due diligence investigation of the Company, its management team was not currently in a position to commence an investigation and would need a week to assemble. In addition, Company B initially indicated that it would take at least four weeks to complete its due diligence investigation of the Company, but ultimately agreed to attempt to complete its investigation within two weeks. We, and at our direction, Credit Suisse and Hughes Hubbard, indicated to each of Danaher, Company A and Company B that, at the prices being discussed, we would view unfavorably any proposal to acquire the Company that contemplated that the Company and its stockholders would bear any material antitrust risk. It was also indicated to Company A and Company B that they would need to complete their due diligence investigations and negotiations more quickly in order for their bids to be successful.

On the morning of April 10, 2006, our Board met to discuss the Company’s strategic plan and the proposals it had received for a sale of the Company. At this meeting, Hughes Hubbard reviewed the Board’s responsibilities in connection with the sale process and possible acquisition of all of our outstanding shares (matters that had been previously discussed during the process). Our Board then reviewed, with its advisors, the material features of each proposal, summarized as follows:

Company A submitted a proposal that contained the following material terms:

•	$48.00 per share in cash or, at our election, up to 25% stock of Company A;

•	offer subject to numerous remaining due diligence requests that we regarded as significant;

•	offer subject to numerous conditions that we regarded as significant, including as relates to antitrust approvals; and

•	no request for exclusivity.

Company B submitted a proposal that contained the following material terms:

•	approximately $48.70 per share in cash;

•	offer subject to numerous remaining due diligence requests that were regarded by us as significant;

•	15-30 day period to negotiate definitive documentation, including allocation of antitrust risk; and

•	an exclusivity requirement that would have required us to cease all negotiations with respect to other bidders for 15-30 days and give Company B that period of time to decide whether it wanted to proceed with a transaction, complete due diligence and negotiate a merger agreement with us.

Danaher submitted a proposal that contained the following material terms:

•	$45.50 per share in cash;

•	structured as a tender offer;

•	no further due diligence requests;

•	expectation of closing within six weeks following execution of a merger agreement;

•	no request for exclusivity; and

•	the proposal would be withdrawn if it was not accepted by midnight Eastern time on April 10, 2006.

Our legal advisors reiterated their advice to our Board of Directors as to the directors’ responsibilities in the context of the sale process and the proposed merger. Our legal advisors then described the terms and provisions of the proposed forms of merger agreement, including the conditions to closing, restrictions on our ability to solicit other proposals and the termination and termination fee provisions.

Representatives of Credit Suisse discussed with our Board financial aspects and implications of, and negotiating strategies with respect to, the three proposals.

Our Board then discussed and considered our projected standalone prospects, projected financial performance, and possible alternatives to the merger, including executing our current operating plan and growing through acquisitions. Following such considerations, our Board instructed Credit Suisse to contact Goldman Sachs, and instructed Mr. Pickrell to contact Mr. Culp, to negotiate a higher price from Danaher. Our Board’s decision to focus on immediate negotiations with Danaher was based primarily on:

•	the attractiveness of Danaher’s present firm offer, the risk that such offer would be withdrawn if the Company did not immediately enter into negotiations with Danaher in an attempt to quickly resolve any outstanding issues, the lack of significant antitrust risk and the likelihood of the proposed transaction with Danaher being consummated expeditiously;

•	the belief, based on advice of counsel, that a possible combination with either of Company A and Company B almost certainly would face significant regulatory delays as a result of the HSR Act and foreign antitrust clearance processes, and that there existed significant antitrust issues with either such transaction;

•	the need for Company A and Company B to conduct additional due diligence and the time likely necessary to complete it;

•	the belief, based in part on prior discussions with each of Company A and Company B, that negotiating an acceptable definitive merger agreement with either of Company A or Company B that offered sufficient protections with respect to the significant antitrust risks inherent in a transaction with either company, might not be possible in a reasonable period of time, if at all; and

•	the belief that a cessation or delay in negotiations with Danaher at this late juncture would entail a significant risk of losing the firm bid from Danaher and the potential benefits for our stockholders.

Our Board then discussed the fact that the proposed merger agreement with Danaher would permit the Company to (i) provide information in response to any subsequently received acquisition proposal that our Board determined would be reasonably likely to result in a superior proposal and (ii) terminate the agreement in order to accept a superior proposal. Our Board also discussed the need to make sure that any termination fees or other terms having similar effect would not necessarily preclude Company A, Company B or any other party from making such a proposal.

In the afternoon of April 10, 2006, Mr. Pickrell and Mr. Culp discussed Danaher’s proposal, and Mr. Culp eventually proposed a price per share of $47.00. Shortly thereafter on April 10, 2006, our Board met again and, subject to the negotiation of definitive documentation, tentatively approved the per share price of $47.00 offered by Danaher.

Commencing on April 10, 2006 and continuing through the evening of April 11, 2006, our representatives and representatives of Danaher, together with our respective advisors, engaged in negotiations regarding the Agreement and Plan of Merger and the terms of the proposed Offer.

On the evening of April 11, 2006, our Board held a meeting with its legal and financial advisors and discussed the tentatively negotiated terms of the proposed transaction with its legal and financial advisors and amongst themselves. At the request of our Board, Credit Suisse rendered its oral opinion (subsequently confirmed in writing) to the effect that, as of April 11, 2006 and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, the consideration to be received by the holders of the Shares other than Danaher and its affiliates pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders.

In the early morning of April 12, 2006, our representatives and Danaher’s representatives completed final drafting of the Agreement and Plan of Merger and the schedules thereto. Shortly thereafter, before market openings, we, Danaher and Smile Acquisition Corp. executed the Agreement and Plan of Merger (the “Merger Agreement”). Danaher and we issued a joint press release at that time.

(b) Recommendation of Our Board of Directors and Reasons for the Merger

After taking into account all of the factors discussed in “Reasons for the Recommendation” below, our Board unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that the terms of the Offer, the Merger and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and (iii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, our Board recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(c) Reasons for the Recommendation

In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, our Board considered a number of factors. The material favorable factors were the following:

•	The current and prospective conditions of the dental products industry and the challenges that face the Company and how these challenges have evolved over the last several years. In particular, our Board considered the ability of the Company to compete with larger scale competitors with more diverse profit bases and the rate at which the Company’s business could expand in current market conditions. Our Board also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company. In particular, our Board evaluated the opportunities and risks inherent in attempting to achieve those objectives through a standalone business model, in which the Company would need to successfully execute strategic acquisitions, improvements in marketing efficiency, international expansion and new ventures, or, alternatively, might need to consider a strategic combination with a third party as a means of meeting those objectives.

•	The best process for maximizing stockholder value in a sale of the Company, including, (a) our Board’s assessment, after consultation with its legal advisors, of the relative likelihood that other potential acquirors would submit proposals that would not be subject to substantial risk of non consummation, particularly given the limited number of potential acquirors in the industry with the financial resources required to consummate an acquisition of the Company and the likelihood that a transaction with such other potential acquirors would be subject to more rigorous and time consuming regulatory review that might result in conditions to the consummation of a transaction that were unacceptable to such acquiror; (b) the potential harm to the Company’s business of conducting a public auction; (c) the potential harm to the Company’s business of engaging in negotiations with a bidder that did not present a significant likelihood of achieving a successful transaction; (d) the risk of loss of opportunity to enter into a transaction with Danaher; and (e) the lack of assurance that there would be another opportunity in the future for the Company’s stockholders to receive as significant a premium as that contemplated by the proposed transaction.

•	The price to be paid pursuant to the Offer and the Merger, which represented a 13% premium over the closing price of the Shares on April 11, 2006, an 11% premium over the average closing price of the

Shares for the one-week period preceding April 11, 2006 and a 19% premium over the average closing price of the Shares for the 30 trading days preceding April 11, 2006, and the Board’s knowledge that the price was a significant premium over historical trading prices.

•	The opinion of Credit Suisse to our Board as to the fairness, from a financial point of view, of the $47.00 per Share in cash to be received in the Offer and the Merger by the holders of Shares other than Danaher and its affiliates. The full text of the written opinion of Credit Suisse dated April 11, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations and other qualifications on the scope of the review undertaken in rendering its opinion is attached as Annex II to this Statement and is incorporated herein by reference in its entirety. The opinion of Credit Suisse is addressed to our Board, relates only to the fairness, from a financial point of view, to the holders of Shares other than Danaher and its affiliates of the consideration to be received by such stockholders pursuant to the Offer and the Merger, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger. Holders of Shares are urged to read such opinion carefully in its entirety. Credit Suisse’s opinion does not address the merits of the Offer and the Merger as compared to any alternative transactions or strategies that may be available to the Company and, in particular, does not address the relative merits of any transactions proposed by third parties as compared to the Offer and the Merger, nor does it address the Company’s underlying decision to proceed with the Offer and the Merger rather than any other transaction or strategy.

•	Concerns about the risk of execution and consummation, and potential delays in consummation, of a transaction with either Company A or Company B.

•	Our Board’s belief that Danaher was a very attractive acquirer of the Company, based on Danaher’s business reputation, financial resources and high rate of success in structuring and completing transactions similar to the Offer and the Merger, and the likelihood of obtaining prompt antitrust approvals. See “Background” in this Item 4.

•	The Company’s ability to entertain subsequent acquisition proposals if certain conditions are satisfied, including that any such acquisition proposal was not solicited by the Company and our Board determines that the proposal could reasonably be expected to lead to a Superior Proposal.

•	The Company’s right to terminate the Merger Agreement prior to consummation of the Offer to enter into an acquisition transaction with a third party that our Board determines to be a Superior Proposal if the Company pays a termination fee of $59,750,000 to Danaher.

•	The right of the Company to terminate the Merger Agreement if Danaher has not paid for the Shares tendered pursuant to the Offer by October 1, 2006.

•	That the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Danaher’s obligations to purchase Shares in the Offer and to close the Merger are not subject to its ability to secure financing commitments.

•	The ability of the Company’s stockholders who object to the Merger to obtain “fair value” for their shares if they exercise and perfect their appraisal rights under Delaware law.

Our Board weighed the foregoing factors against the following negative considerations:

•	The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The fact that each of Company A and Company B might have been willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger.

•	The provision in the Merger Agreement requiring the Company to pay a $59,750,000 termination fee if the Merger Agreement is terminated under certain circumstances.

•	The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the consummation of the Merger only to conduct which is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Merger.

Our Board also considered the following:

•	The other terms and conditions of the Offer, the Merger and the Merger Agreement.

•	The directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

Our Board carefully considered the risks and uncertainties associated with our remaining an independent publicly-traded company. The Board received information relevant to this alternative at its meetings during the last several years, including our Board meetings in March and April of 2006. Many of those risks are described in the “Cautionary Factors” section in our Annual Report on Form 10-K. Those risks include the following, among others:

•	We operate in a highly competitive industry and we cannot be certain that we will be able to compete effectively.

•	We rely heavily on manufacturing operations to produce the products we sell, and we could be injured by disruptions of our manufacturing operations.

•	We rely upon others to assist in the development, education and promotion of our products, and the loss of the participation of these individuals could adversely affect our net sales.

•	Acquisitions have been and continue to be an important part of our growth strategy; failure to consummate strategic acquisitions could limit our growth and failure to successfully integrate acquisitions could adversely impact our results.

•	We rely heavily upon key distributors, and we could lose sales if any of them stop doing business with us.

•	We are subject to product liability litigation and related risks which could adversely affect our business.

•	Changes in international trade laws and in the business, political and regulatory environment abroad could materially adversely affect our business.

•	Certain of our products and manufacturing facilities are subject to regulation, and our failure to obtain or maintain the required regulatory approvals for these products could hinder or prevent their sale and increase our costs of regulatory compliance.

•	We may be required to satisfy certain indemnification obligations to Apogent Technologies Inc. (“Apogent”), or may not be able to collect on indemnification rights from Apogent.

Our Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to our stockholders significantly outweigh the risks of alternatives, including pursuing a possible transaction with either of Company A or Company B. Our Board judged that the Offer and the Merger represent the best currently available strategic alternative to maximize shareholder value with minimal risk of non-consummation. Our Board unanimously concluded that the merger consideration of $47.00 per share of common stock is advisable, fair to, and in the best interest of our stockholders.

In addition, our Board considered the interests of the Company’s directors and executive officers that are different from, or in addition to, the interests of the Company’s stockholders. Our Board did not believe that these interests should affect its decision to approve the Offer and the Merger in light of the fact that such interests are based on contractual arrangements which were in place prior to the negotiation of the Merger Agreement and our Board’s assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests.

The foregoing discussion of the material factors considered by our Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of our Board may have assigned different weights to different factors.

(d) Intent to Tender

To the Company’s knowledge, all its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all the Shares held of record or beneficially owned by them, except to the extent tendering would result in liability under Section 16(b) of the Exchange Act, except Shares, if any, that he or she may have the right to purchase by exercising stock options, or similar rights to acquire Shares, and except that certain Company employee benefit plans that hold Shares (and that may be deemed “affiliates” of the Company) will be required to tender or not tender Shares as directed by employees in accordance with the applicable plan documents.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Our Board retained Credit Suisse to act as its financial advisor in connection with its exploration of strategic alternatives including a possible sale of the Company. Credit Suisse was selected by our Board based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking and financial advisory firm. Credit Suisse, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse and its affiliates have in the past provided, are currently providing, and in the future may provide, investment banking and other financial services to the Company and Danaher, for which Credit Suisse has received, and expects to receive, compensation. In that regard, one of Credit Suisse’s affiliates has, with the Company’s consent, recently agreed to participate as a lender in a new credit facility being arranged by other financial institutions for the benefit of Danaher. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Danaher and any other company that may be involved in the transaction.

Pursuant to the terms of an engagement letter, Credit Suisse will receive customary fees for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse Credit Suisse for its expenses, including attorney’s fees, incurred in connection with its engagement and to indemnify Credit Suisse and certain related persons against certain liabilities arising out of its engagement, including liabilities arising under the federal securities laws.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than in the ordinary course of business in connection with the Company’s employee benefit plans.

On March 24, 2006 and April 10, 2006, pursuant to preexisting commitments, the Company granted options to purchase 200,000 Shares and 60,000 Shares, respectively, to employees. None of the grants were to executive officers or directors. The grants were made pursuant to the 2005 Long-Term Incentive Plan. All of the options were granted with an exercise price equal to the fair market value of the Shares on the date of grant ($39.41 per Share at March 24, 2006 and $41.91 per Share at April 10, 2006). Subject to the terms of the plan, the options vest five years from the date of grant. See “Past Contacts, Transactions, Negotiations and Agreements—Company Stock Plans” in Item 3 for a discussion of the treatment of options in the Offer and the Merger. On March 6, 2006, James R. Parks, a director of the Company, purchased 1,000 Shares in an open market transaction at $38.40 per Share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

(a) Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company’s stockholders.

(b) Section 203 of the Delaware General Corporation Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Under Section 203, “business combinations” between a Delaware corporation whose stock is listed on a national securities exchange, authorized for quotation on the Nasdaq stock market or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless, among other possible exemptions, the business combination or transaction in which the stockholder became an interested stockholder was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the sale or other disposition of assets of the corporation having a market value of 10% or more of the aggregate market value of the assets or stock of the corporation and transactions which increase an interested stockholder’s proportionate ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns 15% or more of a Delaware corporation’s outstanding voting stock. An “owner”

includes a person who has the right to acquire such stock, including upon the exercise of an option, or who has the right to vote such stock pursuant to an agreement (but not if such right arises from certain revocable proxies).

In accordance with the Merger Agreement and pursuant to Section 203, at its meeting on April 11, 2006, the Board unanimously approved the Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Offer and the Merger.

(c) Section 253 of the Delaware General Corporation Law

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the consummation of the Offer without a meeting of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company’s stockholders will be required under the DGCL to effect the Merger. If Purchaser does not acquire at least 90% of the outstanding Shares, the vote of a majority of the outstanding voting stock of the Company, which will include shares acquired by Purchaser, must be voted in favor of the approval and adoption of the Merger Agreement for the Merger to be consummated.

(d) Appraisal Rights

Stockholders will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand an appraisal of their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the Merger Price or the market value of the Shares. The value so determined could be more or less than the Merger Price.

In determining the fair value of Shares held by dissenting stockholders, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262 of the DGCL, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Appraisal rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to dissent, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, without interest. Consequently, stockholders that wish to exercise appraisal rights are strongly urged to consult a legal advisor before attempting to exercise appraisal rights.

(e) Antitrust

United States

The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

On April 18, 2006, Parent filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. The Company expects to make a filing with the DOJ and the FTC on or about April 19, 2006. The filings will be subject to a 15-day initial waiting period, for which early termination is being requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, this waiting period will expire at 11:59 p.m., New York City time, on May 3, 2006, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from the Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Parent and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Parent. In practice, complying with a request for addition information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of the Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by the Parent relating to the businesses in which the Parent and its subsidiaries are engaged, the Company believes that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Other

Both the Company and Parent have sales and assets in many countries. Several countries may require that a filing be made with respect to the Merger under their competition laws by the acquiring company or the acquiring and acquired company. The Company and Parent are determining where such filings are required and intend to make such filings promptly to the extent required. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds, if such challenge is made of the results thereof. It is a condition of the Merger Agreement that no such filings result in a material adverse effect on the transaction, and the Company believes that such an effect is unlikely as the result of any review or action in any such country.

ITEM 9. EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 18, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO).

(a)(1)(C)	Letter to Stockholders of the Company dated April 19, 2006.*

(a)(1)(D)	Joint Press release issued by Parent and the Company on April 12, 2006 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 12, 2006).

(e)(1)	Agreement and Plan of Merger, dated as of April 12, 2006, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on April 12, 2006).

(e)(2)	Confidentiality Agreement between Parent and the Company dated as of March 13, 2006.

Annex I	Information Statement.

Annex II	Fairness Opinion of Credit Suisse Securities (USA) LLC dated April 11, 2006.

*	Included with the Statement mailed to the Stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBRON DENTAL SPECIALTIES, INC.

Dated: April 19, 2006	By:	/s/ STEPHEN J. TOMASSI
Stephen J. Tomassi
Vice President - General Counsel and Secretary

Annex I

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000, Newport Beach, California 92660

Information Statement Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

This information statement (“Information Statement”) is being mailed on or about April 19, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) to holders of the common stock, par value $.01 per share, of Sybron Dental Specialties, Inc. (the “Company” or “Sybron”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. You are receiving this Information Statement in connection with the possible election of persons designated by Danaher Corporation, a Delaware corporation (“Parent”), to at least a majority of the seats on the Board of Directors of the Company (the “Board” or the “Board of Directors”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent and Smile Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

GENERAL INFORMATION REGARDING THE COMPANY

At the close of business on April 17, 2006, the Company had outstanding 40,553,055 shares of common stock, each of which entitles its record holder to one vote, and there were no outstanding shares of any other class of stock. Parent and Purchaser own no shares as of the date hereof.

PARENT’S RIGHT TO DESIGNATE DIRECTORS TO THE

COMPANY’S BOARD OF DIRECTORS

On April 12, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Parent, and Purchaser, pursuant to which Parent has agreed to cause Purchaser to commence a tender offer (the “Offer”) to purchase all of the Company’s common stock, par value $.01 per share, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of December 8, 2000, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as Rights Agent. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser at a price of $47.00 per share, net to the seller in cash, without interest thereon and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated April 18, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of

Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on April 18, 2006.

The Merger Agreement provides that, promptly upon the purchase of, and payment for, any shares by Purchaser pursuant to the Offer which, when added to any shares already owned by Parent or any of its subsidiaries, represent at least a majority of the total number of shares outstanding (determined on a fully-diluted basis) and from time to time thereafter, Parent shall be entitled to designate to the Board of Directors such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by (ii) the percentage of the outstanding shares that are then beneficially owned by Parent and its affiliates; provided, however, that (i) Parent shall be entitled to designate at least a majority of the directors on the Board of Directors (as long as Parent and its affiliates beneficially own a majority of the shares of the Company), and (ii) prior to the effective time of the Merger (the “Effective Time”), the Board of Directors shall always have at least two members who are not officers, directors, employees or designees of Purchaser or any of its affiliates (“Purchaser Insiders”). Pursuant to the Merger Agreement, if the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who shall be a director not deemed to be a Purchaser Insider for purposes of the Merger Agreement. Pursuant to the Merger Agreement, the Company is required to use its best efforts to take all such actions as are necessary to cause Parent’s designees to be elected to the Board of Directors, including, if necessary, seeking the resignations of one or more existing directors. The Company’s obligations relating to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The following table sets forth certain information with respect to the individuals Parent may designate to serve on the Board of Directors (each, a “Parent Designee”), including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history. Each Parent Designee is a citizen of the United States.

Name	Age	Principal Occupation and Business Experience
Patrick W. Allender	59	Executive Vice President of Parent since 1999. He also served as Chief Financial Officer and Secretary of Parent from March 1987 until April 2005.

Daniel L. Comas	42	Executive Vice President and Chief Financial Officer of Parent since April 2005. He served as Vice President-Corporate Development of Parent from 1996 to April 2004 and as Senior Vice President-Finance and Corporate Development of Parent from April 2004 to April 2005.

James H. Ditkoff	59	Senior Vice President-Finance and Tax of Parent since December 2002. Served as Vice President-Finance and Tax of Parent from January 1991 to December 2002

Robert S. Lutz	48	Vice President-Chief Accounting Officer of Parent since March 2003. Vice President-Audit and Reporting of Parent from July 2002 until March 2003. Prior to joining Parent, he served in various positions at Arthur Andersen LLP, an accounting firm, from 1979 until 2002, most recently as partner from 1991 to July 2002.

Daniel A. Raskas	39	Vice President—Corporate Development of Parent since November 2004. Prior to joining Parent, he worked for Thayer Capital Partners, a private equity investment firm, from 1998 through October 2004, most recently as Managing Director from 2001 through October 2004.

Parent and Purchaser have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1. None of the Parent Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to their knowledge, none of the Parent Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to their knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Statement.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

Pursuant to the Company’s certificate of incorporation, the Board of Directors is divided into three classes, as nearly equal in number as possible, serving staggered, three-year terms or until their successors are duly elected and qualified. The following individuals comprise the current Board of Directors.

Name(a)	Principal Occupation and Business Experience	Age	Director of Company Since
Kenneth F. Yontz (b)	Chairman of the Board of the Company since October 2000; President and Chief Executive Officer of Apogent Technologies Inc. (formerly known as Sybron International Corporation) from October 1987 until December 2000. Director of Rockwell Automation, Inc. and AMN Healthcare Services, Inc.	61	2000

Floyd W. Pickrell, Jr. (b)	President and Chief Executive Officer of Sybron Dental Specialties, Inc. and its predecessor since August 1993; served as Chairman of the Board of Kerr Corporation, a subsidiary of Sybron Dental Specialties from August 1993 to December 2000, and Chairman of the Board of Ormco Corporation, a subsidiary of Sybron Dental Specialties from February 1993 to December 2000; served as President of Kerr from August 1993 until November 1998; joined Ormco in 1978 and served as Ormco’s President from March 1983 until November 1998; previously served as Ormco’s Vice President of Marketing and as its National Sales Manager.	60	2000

Dennis Brown (b)	Reappointed as Chief Financial Officer and Treasurer of Apogent Technologies Inc. (formerly known as Sybron International Corporation) from 2003 to 2004; Financial Consultant to Apogent Technologies Inc. from 2000 to 2003; Chief Financial Officer, Vice President—Finance and Treasurer of Apogent Technologies Inc. from 1993 to 2000. Director of Merge Technologies Incorporated.	58	2000

William A. Donan	Founder and principal of Executive Management Consulting, LLC, a firm providing management consulting services to the senior management of various corporations. Prior to founding Executive Management Consulting in 2002, employed by Allegiance Healthcare Corporation (Allegiance) from 1973 to 2001. During the term of employment with Allegiance, served in a variety of capacities, the most recent of which was as the President of the Southeast Region. Allegiance is a leading provider of products, services and technologies to the health care industry.	59	2005

Name(a)	Principal Occupation and Business Experience	Age	Director of Company Since
Donald N. Ecker	Founder and Managing Director of CEO Strategic Solutions, LLC, a boutique investment firm specializing in mergers/acquisitions and related financial advisory services, since January 1999; retired as Senior Partner with Ernst & Young LLP in December 1998; previously Co-Director for the Center for Strategic Transactions and Director of Entrepreneurial Services for Southern California. Director of Acorn Technologies and Capo Industries Ltd. Co-founder of Security Bank of California, 2005.	59	2000

R. Jeffrey Harris (b)	Served as Counsel to Apogent Technologies Inc. (formerly known as Sybron International Corporation), a diversified manufacturer of value-added laboratory and life science products for worldwide clinical, research and industrial markets, from December 2000 through 2003, and was also a member of its board of directors until Apogent was acquired by Fisher Scientific International Inc. in 2004. Served as Vice President—General Counsel and Secretary of Apogent Technologies Inc. from 1988 to 2000. Director of Playtex Products, Inc. and AMN Healthcare Services, Inc.	51	2005

Robert W. Klemme	Founder and Managing Director of RK Capital, LLC, a private investment company, since 2000; Chairman and Chief Executive Officer of Plexicor, Inc., a company that provides physical security services to the commercial marketplace, from 2002 to 2005; Managing Director of CEO Strategic Solutions, LLC, an investment bank specializing in restructuring and spin-off transactions, from 1999 to 2000; President of Entrepreneurial Capital Corporation from 1986 until 1999; previously Senior Vice President and Regional Manager of Wells Fargo Bank—San Diego and Wells Fargo Bank—Los Angeles.	60	2000

James R. Parks	Managing Partner of the accounting firm of Parks Palmer Turner and Yemenidjian, LLP, and executive director of CBIZ Southern California, LLC., a subsidiary of CBIZ, Inc., which is in the business of providing business consulting, accounting, merger and acquisition, business valuation, financial crisis management, litigation support, and tax services, since 1999; Chairman of the Board of Realty Center Management Corporation, a privately held real estate management and investment company with operations in five states; a shareholder in Mayer, Hoffman and McCann, a certified public accounting firm focused on providing services for mid-market businesses, not-for-profit organizations, and governmental entities; and Chairman of the Board and Chief Executive Officer of Laser Pacific Media Corporation, a public media post production company, from 1994 to 2003.	55	2000

(a)	See “General Information with Respect to the Board of Directors—Committees and Meetings of the Board of Directors” for memberships on Board committees.
(b)	On December 11, 2000, the Company was spun off from Sybron International Corporation, which changed its name to Apogent Technologies Inc. (“Apogent”), by way of a pro-rata distribution to Apogent shareholders of all the outstanding common stock and related preferred stock purchase rights of the Company. This transaction is referred to in this Information Statement as the “Spin-Off.” Prior to the Spin-Off on December 11, 2000, when the Company became a separate publicly held company, the Company and its subsidiaries were subsidiaries of Apogent and Messrs. Brown, Harris, Pickrell, and Yontz were executive officers of Apogent.

Executive Officers

All officers of the Company hold office at the pleasure of the Board of Directors. Information concerning President and Chief Executive Officer, Floyd W. Pickrell, Jr., is set forth above under “Directors.”

Name	Age	Positions and Experience
Daniel E. Even	53	Executive Vice President and Chief Operating Officer since February 2006; Executive Vice President—Global Operations from January 2006 until February 2006; President of Ormco from April 1998 until January 2006; Executive Vice President and General Manager of Ormco from 1993 until November 1998; Director of Allesee Orthodontic Appliances since July 1994; joined Ormco in 1979 and held various management positions at Ormco including Vice President of Marketing and Research & Development.

Bernard J. Pitz	45	Vice President-Finance, Chief Financial Officer and Treasurer of Sybron Dental Specialties, Inc. since May 11, 2005; joined SDS from Universal Electronics Inc. (UEI), a leading wireless technology developer, where he served as Senior Vice President and Chief Financial Officer since November 2003; prior to UEI, served as Vice President of Finance for Corning Incorporated’s worldwide frequency control operations from 2000 to 2003; served as Vice President of Finance, North America, from 1998 to 2000 for Oak Industries, which was acquired by Corning Incorporated in 2000; from 1983 to 1998, Mr. Pitz held a variety of financial and operating positions at Motorola in the United States and China.

Steven J. Semmelmayer	48	President of the Professional Dental Group since February 2006; President of Kerr Corporation from November 1998 until February 2006; Executive Vice President and General Manager of Kerr from 1993 until November 1998 and Director and Chief Executive Officer of Pinnacle Products since October 1998; joined Ormco in 1979 and held various management positions with Ormco including National Sales Director prior to being transferred to Kerr.

Stephen J. Tomassi	53	Vice President-General Counsel and Secretary of Sybron Dental Specialties, Inc. since October 2000; joined Apogent in 1988 as Corporate Counsel, becoming Assistant General Counsel in June 1992, and continued to serve in that role until the spin-off; previously in private practice from 1984 to 1988 with the law firm of Halling & Cayo.

John A. Trapani	60	Vice President of Human Resources of Sybron Dental Specialties, Inc. since October 2000; joined Ormco in October 1983 as Vice President of Human Resources; served, at various times, as Vice President of Human Resources for Kerr and Ormco; previously served as Manager of Employee Relations and Manager of Administration for Rockwell International B-1 Division; and Manager of Disney University and Manager of Employment for Walt Disney Productions Studios and WED Enterprises.

Mark C. Yorba	39	Vice President of Information Technology, Chief Information Officer of Sybron Dental Specialties, Inc. since April 2002; joined Sybron Dental Specialties in September 1995 as Manager of Database and later became Director of Applications and Database in June 1998, before becoming Vice President of Information Technology in December 1999; prior to Sybron, Mr. Yorba held various positions in KPMG Consulting, Chevron Corporation and IBM Corporation.

Frances B. L. Zee	55	Vice President of Regulatory Affairs and Quality Assurance of Sybron Dental Specialties, Inc. since October 2000; served, at various times, as Vice President of Regulatory Affairs and Quality Assurance of Kerr and Ormco; joined Ormco in May 1983 as Manager of Quality Assurance and later became Director of Regulatory Affairs and Quality Assurance.

On November 15, 2004 the Company announced that Gregory D. Waller, Vice President-Finance, Chief Financial Officer and Treasurer, intended to retire in 2005. Mr. Waller retired effective May 10, 2005 and was replaced by Bernard J. Pitz effective May 11, 2005. Mr. Waller signed an agreement on May 12, 2005 to remain as a consultant to the Company for a period of at least one year.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the outstanding shares of common stock by: (i) persons known by the Company to beneficially own more than 5% of the outstanding shares of the Company’s common stock, (ii) each director of the Company, (iii) the executive officers named in the Summary Compensation Table in the “Executive Compensation” section of this Information Statement, and (iv) all current directors and executive officers of the Company as a group. The number of shares set forth for directors and executive officers are reported as of April 17, 2006. Amounts for 5% stockholders are as of the date such stockholders reported such holdings in filings under the Exchange Act.

	Common Stock
Name and Address of Owner(a)	Number of Shares Owned	Percent of Class
Ariel Capital Management, LLC(b) 200 East Randolph Drive, Suite 2900 Chicago, Illinois 60601	4,625,132	11.4%
Neuberger Berman LLC(c) 605 Third Avenue New York, New York 10158	3,026,242	7.5%
Barclays Global Investors, NA.(d) 45 Freemont Street San Francisco, California 94105	2,093,180	5.2%
Floyd W. Pickrell, Jr.(e)	946,968	2.3%
Dennis Brown(f)	61,000	*
William A. Donan(f)	11,000	*
Donald N. Ecker(f)(g)	43,000	*
R. Jeffrey Harris(f)	29,574	*
Robert W. Klemme(f)(h)	21,000	*
James R. Parks(f)	34,000	*
Kenneth F. Yontz(f)(i)	126,755	*
Daniel E. Even(j)	306,068	*
Bernard J. Pitz	0	*
Steven J. Semmelmayer(k)	325,521	*
Stephen J. Tomassi(l)	399,888	*
Gregory D. Waller(m)	24,950	*
All current directors and executive officers as a group (15 persons)(n)	2,728,278	6.3%

*	Represents less than 1% of the class.
(a)	Except as otherwise indicated, each person has the sole power to vote and dispose of all shares listed opposite his or its name.
(b)	Based on a filing on Form 13G by Ariel Capital Management, LLC, filed on February 13, 2006. Ariel reported that it had sole voting power with respect to 3,741,057 shares and sole investment power with respect to 4,621,432 shares of the common stock reported.
(c)	Based on a filing on Form 13G by Neuberger Berman LLC, filed on February 13, 2006. Neuberger Berman LLC reported that it had sole voting power with respect to 32,983 shares and sole investment power with respect to all of the shares of the common stock reported.

(d)	Based on a filing on Form 13G by Barclays Global Investors, N.A., filed on January 26, 2006. Barclays reported that it had sole voting power with respect to 1,928,227 shares and sole investment power with respect to all of the shares of the common stock reported.
(e)	Mr. Pickrell has shared voting power and shared investment power with respect to 21,350 of the shares of common stock reported. Includes 816,777 shares of common stock issuable upon the exercise of outstanding employee stock options held by Mr. Pickrell.
(f)	Includes, for each of Messrs. Yontz and Brown, 60,000 shares of common stock issuable upon the exercise of outstanding director stock options held by them. Includes 40,000 shares for Mr. Ecker, 30,000 shares for Mr. Parks, 20,000 shares for Mr. Klemme and 10,000 shares for each of Messrs. Donan and Harris of common stock issuable upon the exercise of outstanding director stock options.
(g)	Mr. Ecker has shared voting power and shared investment power with respect to 3,000 of the shares of common stock reported.
(h)	Mr. Klemme has shared voting power and shared investment power with respect to 1,000 of the shares of common stock reported.
(i)	Mr. Yontz has shared voting power and shared investment power with respect to 16,583 of the shares of common stock reported.
(j)	Includes 292,447 shares of common stock issuable upon the exercise of outstanding employee stock options held by Mr. Even.
(k)	Mr. Semmelmayer has shared voting power and shared investment power with respect to 2,266 of the shares of common stock reported. Includes 320,175 shares of common stock issuable upon the exercise of outstanding employee stock options held by Mr. Semmelmayer.
(l)	Includes 310,979 shares of common stock issuable upon the exercise of outstanding employee stock options held by Mr. Tomassi.
(m)	Mr. Waller retired as an executive officer of the Company effective May 10, 2005.
(n)	Includes (i) 2,360,570 shares of common stock issuable upon the exercise of outstanding stock options held by all current directors and executive officers as a group and (ii) 75,225 shares as to which there is shared voting power and shared investment power.

The above beneficial ownership information is based on information furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Exchange Act, as required for purposes of this Information Statement; accordingly, it includes shares of common stock that are issuable upon the exercise of stock options exercisable within 60 days of April 17, 2006. Such information is not necessarily to be construed as an admission of beneficial ownership for other purposes.

GENERAL INFORMATION WITH RESPECT

TO THE BOARD OF DIRECTORS

Director Independence

At least a majority of the members of the Board of Directors must qualify as independent directors under the listing standards of the NYSE. Each year, the Board reviews the relationships that each director has with the Company. Only those directors who the Board affirmatively determines have no material relationship with the Company, and who do not have any of the categorical relationships that prevent independence under the NYSE listing standards, are considered to be independent directors.

In accordance with applicable NYSE rules, the Board has determined that the following directors have no material relationships with the Company and qualify as independent directors: Messrs. Brown, Donan, Ecker, Harris, Klemme, Parks, and Yontz, who are more than a majority of the Board members. The Board concluded that none of these directors possessed the categorical relationships set forth in the NYSE listing standards that prevent independence and had no other business or other relationships with the Company relevant to a determination of their independence.

Members of the Company’s Audit Committee, Compensation Committee, and Corporate Governance/Nominating Committee comprise only directors who have been determined to be independent, as defined under the NYSE listing standards applicable to the respective committees.

Committees and Meetings of the Board of Directors

The Company has three standing committees of the Board of Directors: the Audit Committee, the Compensation Committee and the Corporate Governance/Nominating Committee. Each of the charters of the Company’s Audit Committee, Compensation Committee, and Corporate Governance Committee is available in the investor relations section of the Company’s website at www.sybrondental.com, and is also available in print to any stockholder upon request. The present members of each committee are identified below.

The Audit Committee is a separately designated committee of the Board, established in accordance with Section 3(a)(58)(A) of the Exchange Act. Messrs. Ecker (Chairman), Brown, and Parks currently serve as members of the Audit Committee. This committee met eighteen times during the fiscal year ended September 30, 2005. The Audit Committee is responsible for: assisting the Board in fulfilling its responsibilities relating to the oversight of (a) the integrity of the financial statements of the Company, (b) the compliance by the Company with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence, and (d) the performance of the Company’s internal audit function and independent auditors; preparing the Audit Committee report required by the rules of the SEC to be included in the Company’s annual proxy statement; and providing such other assistance that the Board, from time to time, requests. The Board of Directors has determined that each of the members of the Audit Committee is “independent,” as defined in the corporate governance listing standards of the NYSE relating to audit committees. In addition, the Board of Directors has further determined that each Audit Committee member satisfies the financial literacy and experience requirements of the NYSE, and that Mr. Ecker qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

Messrs. Harris (Chairman), Klemme, and Donan currently serve as members of the Compensation Committee. This committee met five times during the fiscal year ended September 30, 2005. The Compensation Committee is responsible for: establishing, and periodically reviewing and approving, the Company’s compensation goals and objectives for the Company’s Chief Executive Officer and its other executive officers; periodically evaluating and approving the incentive compensation plans for and compensation of (and their performance relative to their compensation) the Company’s Chief Executive Officer and its other executive officers and assuring that they are compensated in a manner consistent with the stated compensation strategy of the Company; producing an annual report on executive compensation for inclusion in the Company’s proxy statement; making recommendations to the Board with respect to the Company’s equity based compensation plans; making recommendations regarding the compensation of the directors, including their compensation for services on Board committees; and providing such other assistance that the Board, from time to time, requests.

Messrs. Klemme (Chairman), Harris, and Donan currently serve as members of the Corporate Governance/Nominating Committee (the “Corporate Governance Committee”). This committee met three times during the fiscal year ended September 30, 2005. The Corporate Governance Committee is responsible for: identifying, when necessary, individuals who have the qualities, as established by the Board, that the members of the Board are required to possess; recommending to the Board the director nominees to be elected at each annual meeting of the Company’s stockholders or any nominee proposed to be elected by the Board at any other times due to Board expansions, director resignations or retirements, or otherwise, including a recommendation as to the class of directors to which the nominee should be added; ensuring the Audit, Compensation and Corporate Governance Committees of the Board have the benefit of qualified and experienced “independent” directors; developing and recommending to the Board a set of effective corporate governance policies and procedures for the Company; overseeing any self-evaluation conducted by the Board or management of their performance; and providing such other assistance that the Board, from time to time, requests.

The Board of Directors met ten times during the fiscal year ended September 30, 2005. During fiscal 2005, each director, during the period in which he served as a director and on a committee of the board, attended

75 percent or more of the total number of meetings held by the Board of Directors and all committees on which he served. The Company’s Corporate Governance Policy requires each director to make a diligent effort to attend all Board and Committee meetings, as well as each annual meeting of stockholders. All of the directors were present at the Company’s 2006 Annual Meeting of Stockholders.

In accordance with the rules of the NYSE, non-management directors (who in the Company’s case are also all “independent” directors) meet, without management, in regularly scheduled executive sessions. Mr. Yontz, Chairman of the Board, has been the presiding director at each executive session of the Board.

Stockholder Communications with Board

Stockholders wishing to communicate with the Board of Directors or with a Board member may do so by writing to the Board, or to the particular Board member, and delivering the communication in person or mailing it to: Attn: Corporate Secretary, Sybron Dental Specialties, Inc., 100 Bayview Circle, Suite 6000, Newport Beach, CA 92660-8915. Communications directed to the Board or a particular Board member will be sent directly to the intended recipient. From time to time, the Board may change the process by means of which stockholders may communicate with the Board or its members. Please refer to the Company’s website at www.sybrondental.com for any changes to this process.

Process for Identifying and Evaluating Nominees for Director

The Board has delegated to the Corporate Governance Committee the task of evaluating the qualifications and performance of each incumbent director prior to the Annual Meeting of Stockholders at which the director’s term will expire. In performing its task, the Corporate Governance Committee will, as to each such incumbent director that expresses a desire to continue their service, consider if the director continues to satisfy the minimum qualifications for director candidates adopted by the Corporate Governance Committee; review any previous assessments of the performance of the director; and determine whether there exist any special, countervailing considerations against re-nomination of the director.

If the Corporate Governance Committee determines that an incumbent director consenting to re-nomination continues to be qualified and has satisfactorily performed his or her duties as director during the preceding term, and there exist no reasons, including considerations relating to the composition and functional needs of the Board as a whole, why in the Corporate Governance Committee’s view the incumbent should not be re-nominated, the Corporate Governance Committee will, absent special circumstances, propose the incumbent director for re-election.

In the event there is no qualified and available incumbent, and for the purpose of filling vacancies arising by reason of the resignation, retirement, removal, death or disability of an incumbent director or a decision of the directors to expand the size of the Board, the Corporate Governance Committee will identify and evaluate new candidates for election to the Board.

The Corporate Governance Committee will solicit recommendations for nominees from persons that the Corporate Governance Committee believes are likely to be familiar with qualified candidates. These persons may include members of the Board, including members of the Corporate Governance Committee, and management of the Company. The Corporate Governance Committee may also decide to engage a professional search firm to assist in identifying qualified candidates; where such a search firm is engaged, the Corporate Governance Committee shall set its fees and scope of engagement. As to each recommended candidate that the Corporate Governance Committee believes merits consideration, the Corporate Governance Committee will: cause to be assembled information concerning the background and qualifications of the candidate, including information concerning the candidate required to be disclosed in the Company’s proxy statement under the rules of the SEC, and any relationship between the candidate and the person or persons recommending the candidate; determine if the candidate satisfies the minimum qualifications required by the Corporate Governance Committee of candidates for election as director; determine if the candidate possesses any of the specific qualities or skills that under the Corporate Governance Committee’s policies must be possessed by one or more members of the Board; and consider the contribution that the candidate can be expected to make to the overall functioning of the Board.

In its discretion, the Corporate Governance Committee may designate one or more of its members (or the entire Corporate Governance Committee) to interview any proposed candidate. Based on all available information and relevant considerations, the Corporate Governance Committee will select a candidate who, in the view of the Corporate Governance Committee, is most suited for membership on the Board.

The minimum qualifications and attributes that the Corporate Governance Committee believes must be possessed by any candidate for nomination to the Board of Directors include:

•	a willingness to ask hard questions;

•	the ability to work well with others;

•	the freedom from any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

•	the willingness and ability to (i) devote sufficient time to the affairs of the Company and (ii) be diligent in fulfilling the responsibilities of a director and Board committee member (including developing and maintaining sufficient knowledge of the Company and its industry; reviewing and analyzing reports and other information important to Board and committee responsibilities; preparing for, attending and participating in Board and committee meetings; and satisfying appropriate orientation and continuing education guidelines); and

•	the capacity and desire to represent the interests of the stockholders as a whole and not primarily a special interest group or constituency.

To date, the Company has not paid a fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Stockholder Nominations and Recommendations of Director Candidates

The Bylaws of the Company provide that any stockholder who is entitled to vote for the election of directors at a meeting called for such purpose may nominate persons for election to the Board of Directors. Although the Company has never received a nomination or recommendation for a director candidate from any of its stockholders, the Corporate Governance Committee will consider director candidate recommendations received from a stockholder. Stockholders who desire to nominate a person or persons for election to the Board of Directors must comply with the notice requirements described in the following two paragraphs. Stockholders desiring to submit a recommendation for a director candidate for the Board of Directors may submit the recommendation to the Board using the procedure described above under “Stockholder Communications with Board.” The Corporate Governance Committee intends to evaluate candidates recommended by stockholders in the same manner that it evaluates other candidates.

A stockholder desiring to nominate a person or persons for election to the Board of Directors must send a written notice to the Secretary of the Company, using the address for the Company described above under “Stockholder Communications with Board.” The notice must set forth: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to the stockholder giving the notice (A) the name and address, as they appear on the Company’s books, of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, and (B) the class and number of shares of the Company that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the nomination is made. The Bylaws require similar notice with respect to stockholder proposals for other actions to be taken at a meeting of stockholders.

To be timely, such notice must be received at the principal executive offices of the Company (i) in the case of an annual meeting, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting (any time from November 10, 2006 to and including December 10, 2006, with respect to the 2007 annual meeting) or (ii) in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date and in the case of a special meeting, notice must be so received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was given or public disclosure of the meeting date was made.

Directors’ Compensation

Directors of the Company are entitled to reimbursement for the reasonable out-of-pocket expenses they incur in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof. In addition, during fiscal 2005, each director of the Company who is not also an employee of the Company, which includes all of the current directors except Mr. Pickrell, received an annual retainer of $20,000 (except the Chairman of the Audit Committee who received an annual retainer of $30,000 and the other Audit Committee members who received an annual retainer of $25,000) and a fee of $1,500 for each meeting of the Board of Directors at which such director was present ($500 for each telephonic meeting). Each such director who is a member of a committee of the Board of Directors also received a fee of $1,000 for each committee meeting attended ($500 for each telephonic meeting). In addition to his annual retainer, Mr. Klemme was awarded $5,000 in fiscal 2005 for the additional work he performed, as the Chairman of the Corporate Governance Committee, including the selection of the two new directors of the Company, Mr. Donan and Mr. Harris. Mr. Ecker was awarded $10,000 in addition to his annual retainer for services rendered as Chairman of the Audit Committee.

In addition to the cash compensation paid to the directors, each director who is not a full-time employee of the Company is automatically granted an option each year to purchase 10,000 shares of the Company’s common stock pursuant to the terms of the Company’s Outside Directors’ Stock Option Plan, at an exercise price equal to the fair market value of the common stock on the date of grant. The options granted under the plan are exercisable immediately upon grant.

Effective October 1, 2005 the Board of Directors amended its compensation structure. The Board amended the cash compensation component to eliminate the payment of meeting fees and to establish a single annual retainer that reflects an amount appropriate for the expected duties of the directors, including preparing for and attending board and committee meetings. The annual retainers will be paid for each fiscal year on or about the date of the Company’s annual meeting of stockholders held during that fiscal year; the annual retainer for any director who serves less than an entire fiscal year will be prorated. Each non-employee director will be paid an annual retainer of $35,000 and an annual payment of $5,000 for each committee on which the director serves, other than the Audit Committee; Audit Committee members will receive an annual payment of $15,000. Each non-employee director serving as the chair of a Board committee or as the Chairman of the Board will receive an additional $5,000 payment for their services, other than the Audit Committee Chairman, who will receive an additional $10,000 payment.

Set forth below is a summary of fiscal 2006 board member compensation assuming that there are no changes in fiscal 2006 to committee composition:

	Annual Retainer	Audit Committee		Compensation Committee		Corporate Governance Committee		Chairman of the Board	Total Cash Compensation	Securities Underlying Options(#)
Dennis Brown	$35,000	$15,000							$50,000	10,000
William A. Donan	$35,000			$5,000		$5,000			$45,000	10,000
Donald N. Ecker	$35,000	$25,000	(1)						$60,000	10,000
R. Jeffrey Harris	$35,000			$10,000	(1)	$5,000			$50,000	10,000
Robert W. Klemme	$35,000			$5,000		$10,000	(1)		$50,000	10,000
James R. Parks	$35,000	$15,000							$50,000	10,000
Kenneth F. Yontz	$35,000							$5,000	$40,000	10,000

(1)	Committee chairperson

The Board made no change to the Company’s Outside Directors’ Stock Option Plan.

The outside directors have the ability to use the Company’s fractional ownership in a Citation III aircraft for personal travel, if the plane is available; two did so during the fiscal year, Mr. Parks and Mr. Yontz. Each of the two directors reimbursed the Company for the incremental cost to operate the aircraft for flight time incurred. Directors also have the ability to participate in the Company’s medical insurance program. Any outside director who chooses to participate is required to pay the entire premium associated with the medical benefits. The Board members are also reimbursed for the cost of traveling to and attending director education seminars in fulfillment of the Board’s requirement that each director obtain sixteen hours of director education training every two years.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes compensation awarded to, earned by, or paid to the Company’s Chief Executive Officer and each of the other four most highly compensated executive officers for services rendered to the Company and its subsidiaries during its 2005, 2004, and 2003 fiscal years. These five officers were all serving as executive officers at the end of fiscal 2005. The table also includes compensation awarded to, earned by, or paid to Gregory D. Waller, who would have been one of the four most highly compensated officers but for the fact that he was not serving as an executive officer at the end of fiscal 2005. These six individuals are referred to, collectively, as the “named executive officers.”

Long Term Compensation
	Annual Compensation						Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)(a)
Floyd W. Pickrell, Jr. President and Chief Executive Officer	2005 2004 2003	625,000 575,000 550,000		1,057,375 766,906 991,100	41,280 93,353 15,639	(b) (c) (d)	0 0 0	225,000 0 0	0 0 0	6,038 5,615 5,154

Stephen J. Tomassi Vice President—General Counsel and Secretary	2005 2004 2003	290,000 270,000 250,000		374,657 274,995 331,500	2,610 2,610 7,574	(e) (e) (f)	0 0 0	125,000 0 0	0 0 0	6,531 5,919 15,874

Daniel E. Even President, Ormco Corporation(i)	2005 2004 2003	290,000 270,000 230,000		374,657 274,995 304,980	5,031 4,910 2,610	(g) (g) (e)	0 0 0	125,000 0 0	0 0 0	6,318 6,612 5,735

Steven J. Semmelmayer President, Kerr Corporation	2005 2004 2003	275,000 270,000 250,000		355,924 161,595 331,500	5,031 4,968 2,610	(g) (g) (e)	0 0 0	125,000 0 0	0 0 0	4,039 4,151 4,051

Bernard J. Pitz Vice President—Finance, Chief Financial Officer and Treasurer(h)	2005	169,167		219,662	1,740	(e)	0	188,889	0	0

Gregory D. Waller Former Vice President —Finance, Chief Financial Officer and Treasurer(j)	2005 2004 2003	223,427 270,000 250,000	(j)	213,114 274,995 331,500	5,220 5,678 2,610	(g) (g) (e)	0 0 0	0 0 0	0 0 0	323,468 5,917 5,634

(a)	Consists entirely of employer matching contributions to the 401(k) Plan, except (1) in the case of Mr. Waller, whose compensation for fiscal 2005 also included a lump sum severance payment of $270,000 and a payment for accrued vacation in the amount of $50,508 in addition to a 401(k) matching contribution of $2,960, and (2) in the case of Mr. Tomassi whose compensation for fiscal 2003 also includes $10,333 of interest imputed to his income in connection with a three-year, unsecured, interest-free loan provided to Mr. Tomassi by the Company; the loan was paid in full in September 2003.

(b)	For 2005, includes $9,838 for executive life insurance (including tax gross-up payments), $13,425 for an executive car and related expenses (including tax gross-up payments), $3,562 for club memberships (including tax gross-up payments), $546 for an executive physical, and $13,909 for personal use of Company aircraft (including tax gross-up payments).
(c)	For 2004, includes $9,838 for executive life insurance (including tax gross-up payments), $14,076 for an executive car and related expenses (including tax gross-up payments), $7,088 for club memberships (including tax gross-up payments), $451 for an executive physical, and $61,900 for personal use of Company aircraft (including tax gross-up payments).
(d)	Consists of tax gross-up payments made during the fiscal year related to personal benefits associated with a company car, club membership, and personal use of company aircraft.
(e)	Consists of tax gross-up payments made during the fiscal year related to personal benefits associated with a company car.
(f)	Consists of tax gross-up payments made during the fiscal year related to personal benefits associated with a company car and imputed interest referred to in note (a) above.
(g)	Consists of tax gross-up payments made during the fiscal year related to personal benefits associated with a company car and a club membership.
(h)	Mr. Pitz was hired on March 1, 2005 and became Vice President—Finance, Chief Financial Officer and Treasurer effective May 11, 2005, with an annual salary of $290,000.
(i)	On January 9, 2006, the Board of Directors elected Mr. Even to the position of Executive Vice President—Global Operations of the Company. On February 8, 2006, Mr. Even’s title was changed to Executive Vice President and Chief Operating Officer.
(j)	Mr. Waller, the Company’s former Vice President—Finance, Chief Financial Officer and Treasurer, retired from the Company effective May 10, 2005. The amount included in fiscal 2005 salary for Mr. Waller consists of $164,959 of salary through his retirement date and $58,468 of payments in accordance with his consulting agreement for the balance of fiscal 2005. See the “Employment Agreements” section below for a description of Mr. Waller’s termination arrangements.

Stock Options

Stock Option Grants. The following table provides summary information regarding options to purchase our common stock granted to each of the named executive officers in fiscal year 2005. The Company did not grant any stock appreciation rights to the named executive officers.

Option/ SAR Grants in Last Fiscal Year

Name	Number of Securities Underlying Options/SARs Granted (#) (a)	Percent of Total Options Granted to Employees in Fiscal Year (b)	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($) (c)
Floyd W. Pickrell, Jr.	225,000	6.73%	37.80	5/10/2015	3,808,575
Stephen J. Tomassi	125,000	3.74%	37.80	5/10/2015	2,115,875
Daniel E. Even	125,000	3.74%	37.80	5/10/2015	2,115,875
Steven J. Semmelmayer	125,000	3.74%	37.80	5/10/2015	2,115,875
Bernard J. Pitz	188,889	5.65%	37.80	5/10/2015	3,197,324
Gregory D. Waller	0	0%	n/a	n/a	0

(a)

Consists entirely of nonqualified stock options granted pursuant to the Sybron Dental Specialties, Inc. 2005 Long-Term Incentive Plan. Options were granted at the fair market value of Sybron common stock on the date of grant and vest at the end of 5 years from the date of grant. Options that have vested may be exercised only while an optionee is employed by Sybron, or within 90 days following termination of such employment. If termination results from death or disability, options may be exercised within one year of the termination date. In no event may options be exercised more than ten years after the date of grant. All options vest upon a change of control of the Company. In the discretion of the Compensation Committee, the committee administering the plan, the exercise price may be paid by delivery of already owned shares and tax withholding obligations related to exercise may be satisfied by withholding shares otherwise deliverable upon exercise, subject to certain conditions. The Compensation Committee has the power, subject to the limitations of the plan, to amend the terms and conditions of any outstanding stock option to the extent such terms and conditions are within the discretion of the committee as provided in the plan.

(b)	Based on an aggregate of 3,340,889 options granted to Sybron employees during the 2005 fiscal year.
(c)	Amounts shown are the grant date fair values using a lattice based model to value the stock options. Material assumptions used to determine the valuation were; volatility of 28.0%, weighted average risk free rate of return over the contractual period of the grant of 4.5%, expected dividend yield of 0.0% and an expected life of 9.0 years. The contractual term of each grant was 10 years from the date of grant. The lattice based valuation on the date of grant for all options above was $16.93. For fiscal 2005, the Company applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for such stock compensation, and amounts indicated were calculated using a lattice based model for disclosure purposes only, as the Company was not required to recognize expense for these stock options. In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), which requires the Company to recognize compensation expense for stock options and discounts under employee stock purchase plans granted to employees based on the estimated fair value of the equity instrument at the time of grant. The compensation expense will be recognized over the vesting period of the stock options. The requirements of SFAS 123(R) became effective for the Company beginning in the first quarter of fiscal 2006.

Stock Option Exercises. The following table sets forth information for each of the named executive officers concerning individual exercises of stock options by the named executive officers during fiscal 2005 and the number and value of options outstanding at the end of fiscal 2005. The Company has granted no stock appreciation rights and, therefore, none are outstanding.

Aggregated Option/SAR Exercises in Last Fiscal Year and

Fiscal Year-End Option/SAR Values(a)

Name	Shares Acquired On Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARS at Fiscal Year End(#)		Value of Unexercised In-the-Money Options/SARS at Fiscal Year End($)(b)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Floyd W. Pickrell, Jr.	400,000	8,967,147	816,777	225,000	21,876,169	850,500
Stephen J. Tomassi	13,227	392,487	321,148	125,000	8,866,698	472,500
Daniel E. Even	0	0	292,447	125,000	7,760,352	472,500
Steven J. Semmelmayer	28,856	835,667	320,175	125,000	8,556,973	472,500
Bernard J. Pitz	0	0	0	188,889	0	714,000
Gregory D. Waller(c)	218,895	4,072,695	0	0	0	0

(a)	Consists entirely of stock options.
(b)	Based on the September 30, 2005, $41.58 closing price of Company common stock on the NYSE.
(c)	Mr. Waller exercised stock options for 38,977 shares by using already owned shares of Company common stock instead of cash to pay the exercise price and tax withholding; as a result the net number of shares issued to him was 14,000. Mr. Waller additionally exercised stock options for 179,918 shares in broker assisted cashless exercises.

Exchange of Stock Options in the Spin-Off. In connection with the December 11, 2000 Spin-Off (see note (b) under “Current Directors and Executive Officers of the Company—Directors”), the Company’s officers and employees were allowed to exchange their Apogent (Sybron International) stock options for stock options of the Company having an aggregate intrinsic value (the spread between the market value and exercise price of the option shares) equal to the aggregate intrinsic value of the Apogent stock options exchanged immediately prior to the Spin-Off and an exercise price that maintained the ratio of the exercise price per share to the market value per share of the Apogent stock options exchanged immediately prior to the Spin-Off. All of the named executive officers then in office exchanged their outstanding Apogent stock options for the Company’s stock options in connection with the Spin-Off. For these Sybron stock options, the exercise price and the number of shares of Sybron common stock subject to each option were determined by adjusting the exercise price and the number of shares subject to the corresponding Apogent stock option exchanged under an adjustment formula, designed to preserve the aggregate intrinsic value and exercise price to market value relationship referred to above, based on the relationship between the trading prices on the NYSE of Apogent common stock and Sybron common stock trading on a “when issued” basis, during the period of “when issued” trading ending on the date of the Spin-Off. Other than the adjustment of the exercise price and the number of shares subject to each option, the terms of the Sybron stock options received in exchange for Apogent stock options are the same as the terms of the Apogent stock options for which they were exchanged. The Sybron Dental stock options issued in exchange for Apogent stock options were issued under the Company’s 2000 Long-Term Incentive Plan.

The number of Sybron stock options received by named executive officers in exchange for Apogent stock options and the average weighted exercise price per share were as follows: Floyd W. Pickrell, 765,374 options, $13.8765 average weighted exercise price; Stephen J. Tomassi, 279,181 options, $6.8093 average weighted exercise price; Daniel E. Even, 69,122 options, $13.7316 average weighted exercise price; Steven J. Semmelmayer, 125,706 options, $11.8801 average weighted exercise price; and Gregory D. Waller, 45,570 options, $13.7844 weighted average exercise price. Mr. Pitz was hired on March 1, 2005, and therefore did not participate in this exchange.

Employment Agreements

Each of the named executive officers (other than Mr. Waller, who now has a consulting agreement which is described below) have employment agreements with the Company. Pursuant to the employment agreements the executive officers have each agreed to serve in their respective executive officer capacities, and each agreed to devote his full time to the performance of his duties thereunder. The employment agreements provide for initial base salaries, subject to annual merit increases at the discretion of the Compensation Committee, and provide the named executives benefits customarily accorded executives of the Company and its subsidiaries, including participation in the Company’s annual bonus plan. The base salaries for fiscal year 2006, effective as of October 1, 2005, for the named executive officers are as follows: Mr. Pickrell $650,000; Mr. Tomassi $305,000; Mr. Even $305,000; Mr. Semmelmayer $295,500; and Mr. Pitz $305,000. In connection with Mr. Even’s election as the Company’s Executive Vice President—Global Operations, Mr. Even’s base salary was, effective as of January 1, 2006, increased to $375,000 and the salary grade percentage used in determining his annual performance bonus was changed to 48%.

The employment agreements may be terminated, with or without cause, by the executive upon 45 days’ advance notice to the Company or by the Company upon 90 days’ notice to the executive. Should the Company terminate the executive’s employment without “cause”, “cause,” as defined in the employment agreements, or the executive terminate the employment relationship as a result of a “constructive termination event,” as defined in the employment agreements, the Company will pay (1) any accrued but unpaid salary, expenses required to be reimbursed, accrued vacation pay, any earned but unpaid bonuses for prior periods; (2) an amount equal to the incentive award that would have been earned by the executive under the Company’s Senior Executive Incentive Compensation Plan (or its successor bonus plan/program) for the fiscal year in which the executive’s employment is terminated; multiplied, however, by a percentage of the fiscal year in which the executive was actively employed; and (3) the executive’s then current monthly salary for a period of twelve months. Additionally, for a 12-month period after termination of the executive’s employment, the Company is obligated to arrange to provide the executive, if available under the Company’s benefit plans, or if not, pay to the executive an amount equal to the Company’s costs of, life, disability, accident, health insurance, and other “executive” benefits substantially similar to those which the executive was receiving or entitled to receive immediately prior to the termination. All unvested stock options or other awards will be cancelled on the date of termination.

The agreements provide the Company the right to terminate the executive’s employment, at any time, without advance notice, for “cause,” as defined in the employment agreements. If the Company terminates the executive’s employment for “cause,” or the executive’s employment is terminated at the request of the executive, except for “good reason” following a “change in control” or as a result of a “constructive termination event,” as those terms are defined in the employment agreements, the Company will pay any accrued but unpaid salary, expenses required to be reimbursed, accrued vacation pay and any earned but unpaid bonuses for prior periods. Company benefits will be paid in accordance with the terms of the Company’s benefit plans and all vested and unvested stock options will be treated in accordance with the terms of the option plans and option agreements.

Upon the termination of the executive’s employment by the Company following a “change in control” or in anticipation of a “change in control” or by the executive for “good reason” following a “change in control,” the executive shall be entitled, unless such termination is effective more than twenty-four months following the occurrence of the “change in control,” a payment of an amount equal to 2.99 times the sum of (i) the executive’s annual base salary in effect at the time at which a “change in control” occurs and (ii) the greater of (a) the executive’s base salary times the executive’s target bonus amount in effect at the time at which a “change in control” occurs times a factor of 2.0 or (b) the average of the incentive awards (as that term is defined in the Senior Executive Incentive Compensation Plan) paid to the executive for the three fiscal years immediately prior to the occurrence of the “change in control.” Additionally, the Company will pay the executive any accrued but unpaid salary, expenses required to be reimbursed and any earned but unpaid bonuses for prior periods. Company benefits will continue for a period of two years and all unvested stock options or other awards will be cancelled on the date of termination. The executive will generally have 90 days after the termination to exercise any vested stock options. If there are any excise tax payments due as a result of the preceding payments, the executives will receive certain gross-up payments such that the net amount received by the executive pursuant to the agreement will not be reduced by any excise taxes.

The Company must require any successor to assume the Company’s obligations pursuant to the employment agreements. If the Company fails to do this, the executives will be entitled to the same benefits they would receive if they terminated the employment agreements on the date of succession for good reason following a change in control. The employment agreements also subject the executives to confidentiality obligations, and contain restrictions on their soliciting employees of the Company for a period of one year following termination of employment.

On May 10, 2005, Gregory D. Waller retired from his position as Vice President-Finance, Chief Financial Officer and Treasurer after approximately 30 years with the Company. In anticipation of his retirement, the Company and Mr. Waller, who had an employment agreement in the form described above, entered into a termination agreement regarding his employment on November 16, 2004, which was subsequently amended on December 27, 2004 and March 31, 2005 (the “Termination Agreement”).

Pursuant to the terms of the Termination Agreement, Mr. Waller received, less applicable withholding taxes: (1) his then current monthly salary of $22,500 through the retirement date; and (2) a lump sum payment in the amount of $50,508, in full payment of the amount owed for accrued vacation. Further, in exchange for entering into the form of release attached to the Termination Agreement (the “Release”), Mr. Waller received, less applicable withholding taxes: (1) a lump sum severance payment in the amount of $270,000; (2) an amount equal to the incentive award that would have been earned under the Company’s Senior Executive Incentive Compensation Plan for fiscal 2005; multiplied, however, by the percentage of the fiscal year in which Mr. Waller was employed; and (3) insurance coverage, for a period of one year following the retirement date, substantially similar to that which Mr. Waller was receiving or entitled to receive immediately prior to the retirement date.

The Company also entered into a consulting agreement with Mr. Waller effective May 10, 2005 (the “Consulting Agreement”). Pursuant to the Consulting Agreement, Mr. Waller has agreed to serve as a part-time consultant (no more than 15 hours per month) to the Company for a period of one year. As compensation for his consulting services, Mr. Waller receives $12,500 per month during the term of the Consulting Agreement.

Pension Benefit Plans.

Retirement Plan. The Company has a Retirement Security Plan (the “Retirement Plan”) for substantially all of its full-time U.S. employees who are not covered by a collective bargaining agreement. The benefits provided by the Retirement Plan directly relate to annual salary, length of service and Social Security covered compensation. To the extent that Retirement Plan benefits exceed the benefit limits and limits on covered compensation imposed by the Employee Retirement Income Security Act of 1974, as amended, the Company plans to make the appropriate payments under the unfunded pension plan described below as they become due. The total compensation covered by the Retirement Plan (including unfunded amounts) is the amount shown in the salary and bonus columns of the Summary Compensation Table above.

Annual Retirement Plan benefits expected to be distributed upon retirement (normally at age 65) to most executive officers of the Company, including the named executive officers, are equal to the sum of their pre and post January 1, 1987 service benefits. The pre January 1, 1987 service benefit (for service prior to January 1, 1987) is an amount equal to the sum of (a) 0.0105 times the average annual pay for the employee’s final three years of employment prior to January 1, 1987, up to the Social Security covered compensation for 1987, plus (b) 0.015 times the average annual pay for the employee’s final three years of employment prior to January 1, 1987, in excess of the Social Security covered compensation in 1987, times the total number of years of credited service before January 1, 1987. The amount so calculated is reduced by the amount of any benefit the participant is eligible to receive from a prior pension plan or due to participation in any prior profit sharing plan. The post January 1, 1987 service benefit, for credited service not in excess of 35 years, is an amount equal to the sum of all annual benefits calculated for each year of employment with the Company since January 1, 1987 as 0.0105 times annual pay up to the Social Security covered compensation for that year, plus 0.015 times annual pay in excess of the Social Security covered compensation of that year. Post January 1, 1987 service benefit for credited service in excess of 35 years is an amount equal to 0.014 times a participant’s annual salary for each such year.

Unfunded Pension Plan. The Company also maintains an unfunded, non-qualified retirement plan providing benefits to employees of the Company in excess of the limitations set forth under section 415 of the Internal Revenue Code (the “Unfunded Plan”). The executive officers named in the Summary Compensation Table and other executives are eligible to participate in the Unfunded Plan.

Under the Unfunded Plan, participants are entitled to a monthly benefit upon their retirement equal to the actuarial value of the benefit that would be payable to the participant if the provisions of the Retirement Plan dealing with limits on pensions pursuant to Internal Revenue Code section 415 were not applied.

The compensation covered by the Unfunded Plan includes salary, bonus, and deferred compensation payable to the participant for services rendered. The compensation in the salary and bonus columns of the Summary Compensation Table includes each of these elements.

Projected Pension Benefits. The annual projected pension benefits at age 65 reflected below are calculated by using the actual accrued benefits through the most recent fiscal year and a projected benefit using the individual’s 2005 fiscal year earnings assuming no future increases in base salaries or bonuses paid.

Bonus payments have a significant impact on the pension projections stated below. The annual bonus payments are linked to the Company’s financial results and can fluctuate up or down depending on the annual performance of the Company. For example, a poor performance year would generate a lower bonus payout and thereby could understate the projected annual retirement benefit on a going forward basis. Conversely, an exceptional performance year would generate a significantly higher bonus payout and thereby could overstate the projected annual retirement benefit.

The following table illustrates the projected annual pension benefits payable for life (without provision for survivor pension) from the Retirement Plan and, where applicable, the Unfunded Plan described above, upon retirement at age 65, to the executive officers named in the Summary Compensation Table.

Name of Individual	Assumed Projected Annual Retirement Benefit at Age 65*	Additional Years Of Service	Full Years of Service as of September 30, 2005
Floyd W. Pickrell, Jr.	$326,746	5	32
Stephen J. Tomassi	$183,809	12	17
Daniel E. Even	$188,313	12	26
Steven J. Semmelmayer	$221,009	17	26
Bernard J. Pitz	$148,806	19	0
Gregory D. Waller(a)	$52,613	0	22

*	Assumes no salary increases.
(a)	Mr. Waller retired from his position as Vice President—Finance, Chief Financial Officer and Treasurer effective May 10, 2005. He elected to receive his pension benefits payments before the projected retirement age of 65 years and is currently receiving $52,613 in annual pension benefits payments. The annual pension benefit Mr. Waller receives is less than the amount he would have received had he elected to wait and begin receiving the benefits at the projected retirement age of 65.

COMPENSATION COMMITTEE

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the “Committee”) is composed exclusively of non-employee, independent directors none of whom has a business relationship with the Company, other than in their capacity as directors, or has any interlocking relationships with the Company that are subject to disclosure under the rules of the SEC related to proxy statements. The Committee is responsible for establishing, analyzing and approving the compensation programs (salaries, bonuses, benefits, and stock option grants) for the Company’s Chief Executive Officer and other executive officers, including the named executive officers listed in the Summary Compensation Table in the “Executive Compensation” section of this Information Statement. The Committee also makes all stock option grants for non-officer employees. The Committee periodically retains an independent consultant to assist the Committee in fulfilling its responsibilities.

Compensation Philosophy

It is the Committee’s philosophy that an executive compensation program should be designed to promote both the short- and long-term financial objectives of the Company, encourage the executives to act as equity owners of the Company, and attract and retain highly qualified executives. The Committee believes this can be accomplished through a compensation program that provides a balanced mix of cash and equity-based compensation, provided the program is structured to result in higher rewards for superior performance and financial consequences for underperformance and the total compensation provided is consistent with relevant industry compensation levels.

Direct Compensation Program Components

The Company’s direct compensation program consists of three components: base salary, annual performance bonus, and stock option grants. The base salary and annual performance bonus components of the program are linked to the Company’s short-term objectives, while the stock option grants are intended to focus the executives on the Company’s long-term goals.

The Committee uses survey data to assist it in establishing the level of each executive’s base salary, annual performance bonus and stock option grants. While the Committee does not target a specific position in the range of comparative data for each individual or for each component of compensation, it generally tries to be in the broad middle range for base salary and high end of middle range for annual performance bonus and stock options for the executives as a group. The data used by the Committee includes compensation surveys for executives in companies with sales volumes and numbers of employees comparable to that of the Company or the relevant subsidiaries of the Company. The compensation survey data includes information from United States corporations having sales volumes between $50 million and $1 billion and employees numbering from 1,000 to 5,000. This group of companies differs from the group of companies included in the S&P Healthcare Composite Index reflected in the Company’s performance graph contained under “Stockholder Return Comparison” elsewhere in this Information Statement. The survey data, compiled by national compensation consulting firms, included compensation information from at least 343 (and in one case 2,247) companies in multiple industries.

The following is a discussion of each component of the executives’ direct compensation and the items considered by the Committee when determining, for each of the executive officers, the level of each component to be provided.

Base Salary. The Committee reviews each executive’s base salary on an annual basis. (The Committee will consider changes to an executive officer’s compensation at other times if a change in the scope of the executive officer’s responsibilities justifies such consideration.) The base salary component of the compensation program enables the Committee to differentiate among executives and emphasize the link between personal performance and compensation. The Committee seeks to establish a base salary for each executive that is commensurate with the level of responsibility and the complexity of the tasks associated with the executive’s position with the Company, as well as the level of their individual performance, and is consistent with relevant industry compensation levels. When considering whether to adjust an individual’s base salary as a result of the individual’s performance, and in determining the amount of the adjustment, the Committee does not apply formulas or assign any performance factors specific mathematical weights; instead, it exercises its judgment and discretion after considering the input it receives from the other Board members and the Company’s Chief Executive Officer for those positions that report to him.

See “Executive Compensation—Employment Agreements” for a discussion of the employment agreements between the Company and the named executive officers and the termination agreement entered into with Gregory D. Waller in connection with his retirement from his position as the Company’s Vice President-Finance, Chief Financial Officer and Treasurer.

Annual Performance Bonus. The annual performance bonus is designed to reward the executives only if the Company achieves its internal financial and year-over-year earnings growth goals. The design of the incentive cash bonus program reflects the Committee’s belief that a significant portion of the annual compensation of each executive officer should be contingent upon the financial performance of the Company. The amount of the annual cash bonus incentive for each executive is governed by the Senior Executive Incentive Compensation Plan (the “Annual Bonus Plan”), which the Company’s stockholders approved at the Company’s 2002 Annual Meeting of Stockholders. Under the terms of the Annual Bonus Plan, the Annual Bonus Plan participants receive a cash bonus equal to a predetermined percentage of their base pay times a success factor. The size of the success factor is determined by comparing the basic earnings per share achieved by the Company to the Company’s budgeted earnings per share and the basic earnings per share in the prior fiscal year. The following chart displays the success factor that would be earned in a typical fiscal year for the percentage increases in basic earnings per share over the prior year that are shown.

Growth in Basic Earnings Per Share	Success Factor(a)
less than 6%	0.00
6%	0.80
8%	1.20
10%	1.65
12%	2.00
14%	2.45
16%	2.90
18%	3.35
20%	3.80

(a)	There is no maximum Success Factor. However, no executive may receive a payout under the Annual Bonus Plan of more than $2,000,000 for any fiscal year.

The Committee established basic earnings per share goals for the Company’s 2005 fiscal year which were used to determine the size of any awards under the Annual Bonus Plan. The Committee believes the use of basic earnings per share as a measure for determining the size of an award under the Annual Bonus Plan closely aligns the payment of an incentive award with the interests of the Company’s stockholders. Consistent with past practice and based on predetermined criteria, the Committee adjusted the earnings results on which the 2005 Annual Bonus Plan awards were determined to eliminate the effect of certain unusual items. The adjustments are intended to ensure that award payments represent the underlying growth of the core business and are not artificially inflated or deflated due to such unusual items either in the award year or the previous (comparative) year. For the calculation of the 2005 Annual Bonus Plan award, the Committee adjusted the Company’s 2005 basic earnings per share to eliminate the costs incurred in 2004 to close the Company’s Tijuana, Mexico facility (the calculation of the 2004 Annual Bonus Plan award payment had not included the cost of closing the facility) and the reduction in the tax accrual as a result of events that took place prior to the Company’s 2001 fiscal year. In addition, the Committee increased the Company’s net income by the cost of closing the Company’s Danbury, Connecticut facility. (The fiscal 2006 Annual Bonus Plan award calculation will be adjusted to reflect the costs realized from the closure.)

The Company’s growth in basic earnings per share from fiscal 2004 to 2005, as adjusted by the Committee, was 16.6%, which resulted in a success factor of 3.076. Multiplying that success factor by the percentage of each officer’s base pay that is associated with their salary grade, their resulting bonuses ranged from 76% to 169% of their fiscal 2005 year-end base salaries. The bonus payments for Messrs. Pitz and Waller were prorated for the percentage of fiscal 2005 that they were employees of the Company.

Stock Option Grants. The grant of stock options to the Company’s executive officers, seeks to incentivize them to sustain and enhance the Company’s long-term performance and focus the optionees’ attention on managing the Company from the perspective of an owner with an equity stake in the business. As opposed to the Annual Bonus Plan, which rewards the executives for a single year’s performance, the stock incentives only reward the executives if their management of the Company results in the creation of long-term stockholder value. The Committee believes the use of stock options, versus other equity awards such as restricted stock, is more consistent with the Committee’s compensation philosophy of providing higher rewards for superior performance and financial consequences for underperformance. With ordinary stock options, the stock option holders receive a financial reward only if the stock price goes up. In contrast, restricted stock holders will realize a financial reward even without an increase in stock price, unless the restricted stock grant only vests upon achieving established performance requirements.

The non-qualified stock option grants made to the executive officers, prior to the Company’s 2005 fiscal year have a ten-year term and vest over a four-year period, with 25% becoming exercisable on each anniversary of the grant date. In fiscal 2005, the Committee implemented a redesigned long-term incentive plan, which was approved by the Company’s stockholders at the 2005 Annual Meeting. The options granted in fiscal 2005 have a ten-year term but do not become exercisable until the fifth anniversary of the date the option is granted. The Committee believes the five-year vesting will keep employees focused on long-term performance, reward them for the creation of stockholder value and assist in retaining them.

The Committee granted the following stock options to the Company’s named executive officers in fiscal 2005.

Name	Number of common shares for which an option to purchase was granted
Floyd W. Pickrell, Jr.	225,000
Stephen J. Tomassi	125,000
Daniel E. Even	125,000
Steven J. Semmelmayer	125,000
Bernard J. Pitz	188,889
Gregory D. Waller	0

The executive officers will generally, in the absence of a change in responsibility or other circumstances deemed significant by the Committee, only receive additional option grants after the grants previously received have fully vested. All options are granted with an exercise price equal to the fair market value of the Company’s common stock on the date of grant, and option re-pricing is expressly prohibited by the terms of the Company’s long-term incentive plan.

Other Compensation

Retirement Plans. Sybron offers retirement benefits to its executive officers through tax-qualified plans including an employee-funded 401(k) Savings Plan and a company-funded defined benefit pension plan, and through a non-tax-qualified supplemental retirement plan for certain highly compensated employees. Under the 401(k) Savings Plan, the Company contributes 50% of the amount contributed to the plan by the executive, subject to a maximum contribution of 3% of the executive’s base pay. The same benefit, after the first year of employment with the Company, is available to the Company’s other full-time employees in the U.S., although each individual participant’s 401(k) Savings Plan balances may vary due to a combination of: (1) differing annual amounts contributed by the employee, (2) the investment choices by the participant in the plan (the same investment choices are available to all participants in the 401(k) Savings Plan), and (3) the number of years that the person has participated in the plan. The benefits available under the defined benefit pension plan and non-tax qualified supplemental retirement plan are described in the section above under “Executive Compensation—Pension Benefit Plans.”

Health Care, Insurance and other Welfare Benefits. The health care, insurance and other welfare and employee-benefit programs provided to the executive officers are the same as those programs provided to all eligible employees, with the exception of an executive life insurance policy provided to Mr. Pickrell. The policy has a cash surrender value that equaled a net amount of $121,240 as of the end of fiscal 2005. Mr. Pickrell is the owner of the policy and has the right to designate the beneficiary. The Company is not entitled to receive any portion of the death benefit or cash surrender value. The Company pays the annual premium on the policy, which in fiscal 2005 was $6,646. An additional amount is added to Mr. Pickrell’s income each year to pay for the cost of the federal and state income taxes he will incur as a result of the Company’s premium payment, which in fiscal 2005 was $3,192. These amounts are described in the Summary Compensation Table in the “Executive Compensation” section of this Information Statement.

Automobile. The Company’s executives are provided with the use of a leased car for business and personal use. The Company pays for the cost of operating the vehicle including maintenance, insurance, repairs and fuel charges. An amount is imputed to each executive’s income for the value of the benefit and the Company increases each executive’s income by the amount of income tax the executive will be required to pay on the imputed amount. The imputed amount is less than the actual economic value derived by the executive from the lease of the car. The executives are given the option of purchasing the vehicle at the end of the lease term (40 months) for a nominal charge.

Club Memberships. The Company makes available to Mr. Even and Mr. Semmelmayer country club memberships for their business and personal use. The Company pays the membership dues, related tax gross-up payments and any expenses related to a business use. Messrs. Even and Semmelmayer pay the cost of any personal use that is not included in the monthly membership dues.

Aircraft Use. Mr. Pickrell is allowed, each fiscal year, 25 hours of personal use of the Company’s fractional ownership in a Citation III airplane. The incremental cost to the Company in fiscal 2005 for his personal use was $11,635. The term “incremental cost” refers to the amount charged by the manager of the fractional ownership program for each individual trip on an aircraft in the fractional ownership program. The incremental cost does not include the monthly management fee paid to the manager of the fractional ownership program or any portion of the depreciation realized over the life of the asset. The Company also reimbursed Mr. Pickrell for the payment of related taxes in the amount of $2,274.

Value of Total Compensation

Set forth below is a summary of the dollar values of the total annual compensation provided to each of the named executive officers for fiscal 2005:

	Salary Earned for Fiscal 2005		Annual Performance Bonus for Fiscal 2005	Other Compensation(a)	Grant Date Valuation of Options Granted(b)	Total(c)
Floyd W. Pickrell	$625,000		$1,057,375	$47,318	$3,808,575	$5,538,268
Stephen J. Tomassi	$290,000		$374,657	$9,141	$2,115,875	$2,789,673
Daniel E. Even	$290,000		$374,657	$11,349	$2,115,875	$2,791,881
Steven J. Semmelmayer	$275,500		$355,924	$9,070	$2,115,875	$2,756,369
Bernard J. Pitz	$169,167	(d)	$219,662	$1,740	$3,197,324	$3,587,893
Gregory D. Waller	$223,427	(e)	$213,114	$328,688	$0	$765,229

(a)	Includes for Mr. Pickrell the cost of the personal benefits provided to him (e.g., executive life insurance, company car, club membership, and use of the company aircraft), and their related tax gross-up payments; executive physicals; and employer matching contributions to the 401(k) Plan. For the other named executives the cost of the personal benefits does not exceed the SEC’s disclosure obligation thresholds. Therefore, the amounts disclosed consist only of tax gross-up payments and employer matching contributions to the 401(k) Plan, except for Mr. Waller, whose amount also includes a lump sum severance payment of $270,000 and a payment for accrued vacation in the amount of $50,508. The above amounts represent the total of “Other Annual Compensation” and “All Other Compensation” provided for each individual in the Summary Compensation Table under “Executive Compensation” above.
(b)

Amounts shown are based upon the option grants identified below under “Stock Options—Stock Option Grants”. For fiscal 2005, the Company applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for such stock compensation, and amounts indicated were calculated using a lattice based model for disclosure purposes only, as the Company was not required to recognize expense for these stock options. In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), which requires the Company to recognize compensation expense for stock options and discounts under employee stock purchase plans granted to employees based on the estimated fair value of the equity instrument at the time of grant. The compensation expense will be recognized over the vesting period of the stock options. The requirements of SFAS 123(R) became effective for the Company beginning in the first quarter of fiscal 2006. Assumptions used to determine the valuation were: volatility of 28.0%, weighted average risk free rate of return over the contractual period of the grant of 4.5%, expected dividend yield of 0.0% and an expected life of 9.0 years. The contractual term of each grant was 10 years from the date of grant. The lattice based valuation on the date of grant for all options above was $16.93 and the underlying stock price (exercise price on the date of grant) was $37.80. In addition, the actual value ultimately realized by the named executive officers under the stock option grants set forth above will vary based on, among other things, fluctuations in the Company’s stock price and time of exercise of option grants.
(c)	The above table does not reflect any defined benefit plan benefits that may accrue to the named executive officers. See the “Executive Compensation—Pension Benefits Plans” section of this Information Statement for a discussion of the Company’s defined benefit plans. Other than amounts included for Mr. Waller, the table above also does not include severance or change-in-control benefits, which are discussed in more detail under “Executive Compensation—Employment Agreements.”
(d)	Mr. Pitz was hired on March 1, 2005 and became Vice President-Finance, Chief Financial Officer and Treasurer effective May 11, 2005, with an annual salary of $290,000.
(e)	Mr. Waller retired from his position as the Company’s Vice President-Finance, Chief Financial Officer and Treasurer effective May 10, 2005. The amount included in Mr. Waller’s fiscal 2005 salary consists of $164,959 of salary through his retirement date and $58,468 of payments made to him in fiscal 2005 in accordance with his consulting agreement.

CEO Compensation and Evaluation

For fiscal year 2005, Mr. Pickrell, the Company’s Chief Executive Officer, earned a salary of $625,000 and a bonus under the Annual Bonus Plan of $1,057,375.

In September 2004, when establishing Mr. Pickrell’s base salary and bonus opportunity for fiscal year 2005, the Committee compared them to the Committee’s compensation philosophy and the surveys and other resources described above. The Committee observed that a substantial portion of Mr. Pickrell’s annual compensation is dependent upon the financial performance of the Company through his participation in the Annual Bonus Plan, which result is consistent with the Committee’s compensation philosophy. The Committee considered, among other things:

•	Mr. Pickrell’s over 20 years of service with the Company and its subsidiaries;

•	The progress made by the Company in fiscal 2004 in achieving its short term and long term goals, such as developing innovative products like the Company’s nanocomposite Premise and its Damon 3 self-ligating bracket, both of which were introduced in fiscal 2004;

•	The consistent improvement in the Company’s efficiency (the Company successfully moved the operations formerly conducted in its Tijuana, Mexico facility into its two other facilities in Mexico);

•	The improvements in the Company’s overall balance sheet strength; and

•	The historical returns delivered by the Company to its stockholders compared to the returns delivered by other comparable companies.

The Committee noted that the Company was estimating its revenue would grow by 9% in fiscal 2004, its net income by 8%, and that the Company would surpass its fiscal 2004 financial targets.

In addition, the Committee considered the change over the previous year in the cost of living index and the benefit to Mr. Pickrell from the appreciation during fiscal 2004 in the value of the stock options previously granted to him as a result of his participation in the stock option plans. It also examined those perquisites made available to Mr. Pickrell that are not generally available to the other employees of the Company, which perquisites include executive life insurance, an automobile allowance, the payment of the automobile’s operating expenses, an executive physical, the personal use of the Company’s airplane, and associated tax gross-up (reimbursement) payments. Lastly, the Committee examined its previous adjustments to Mr. Pickrell’s compensation and benefits.

After completing its review and deliberations regarding Mr. Pickrell’s compensation and benefits, the Committee elected to increase Mr. Pickrell’s direct compensation by increasing his base salary in fiscal 2005 to $625,000, an increase of 8.7% over his base salary of $575,000 in fiscal 2004. It did not make any changes to the perquisites available to Mr. Pickrell.

Review of all Components of Executive Compensation

At the end of the Company’s 2005 fiscal year, the Committee reviewed all components of the executive officers’ compensation, including salary, bonus, equity and long-term incentive compensation, accumulated realized and unrealized stock option gains, the dollar value to the executive and cost to the Company of all perquisites and other personal benefits, the actual projected payout obligations under the Company’s pension plans and under several potential severance and change-in-control scenarios. The Committee, with the assistance of an independent executive compensation consulting firm, compared the total direct compensation of each executive officer to direct compensation survey data provided by Towers Perrin. In addition, a tally sheet setting forth all the above components was prepared and reviewed by the Committee affixing dollar amounts under various payout scenarios.

Section 162(m)

Section 162(m) of the Internal Revenue Code limits, to $1 million, the deductibility by a publicly-held corporation of compensation paid in a taxable year to an individual who, on the last day of the taxable year, was (i) the chief executive officer or (ii) among the four other highest compensated executive officers whose compensation is required to be reported in the corporation’s proxy statement. Qualified performance-based compensation is not subject to the deduction limit if certain conditions are met. For example, the Company’s Annual Bonus Plan and stock option plans must be administered by a Committee of the Board of Directors, which is comprised solely of directors who are “outside directors” as defined in Section 162(m), and the plans must be approved by the Company’s stockholders. The Committee has taken the steps necessary to satisfy those conditions in order to preserve the deductibility of executive compensation to the fullest extent possible consistent with its other compensation objectives and overall compensation philosophy. The Annual Bonus Plan and the 2000 Long-Term Incentive Plan were approved by the Company’s stockholders at the 2002 Annual Meeting. The 2005 Long-Term Incentive Plan was approved by the Company’s stockholders at the 2005 Annual Meeting, and the Executive Officer Annual Performance Bonus Plan, is being submitted for approval at the 2006 Annual Meeting. The Committee believes that the Company will not be subject to any Section 162(m) limitations on the deductibility of compensation paid to the Company’s named executive officers for fiscal year 2005. However, the Committee reserves the right to award future compensation which would not comply with the Section 162(m) requirements for nondeductibility if the Committee concludes that is in the Company’s best interests.

The foregoing report on executive compensation is provided by the following directors who constitute the Compensation Committee.

R. Jeffrey Harris, Chairman

William A. Donan

Robert W. Klemme

Kenneth F. Yontz *

*	Mr. Yontz was a member of the Committee until April 2005, at which time he resigned from the Committee upon the appointment of Mr. Harris and Mr. Donan to the Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Spin-Off Transactions

In order to effect the Spin-Off, Apogent and the Company entered into a number of interrelated agreements which define the ongoing relationship between the parties after the Spin-Off. Because these agreements were negotiated while the Company was a wholly owned subsidiary of Apogent, they are not the result of negotiations between independent parties. Those agreements for which there are on-going obligations by Apogent and the Company are described below:

Assignment and Assumption Agreement. Pursuant to the General Assignment, Assumption and Agreement Regarding Litigation, Claims and Other Liabilities, in general the Company and its U.S. subsidiaries will indemnify Apogent and its subsidiaries and affiliates against liabilities, litigation and claims actually or allegedly arising out of the dental business, including discontinued operations within the dental business. Similarly, Apogent and its U.S. subsidiaries will indemnify the Company and its subsidiaries and affiliates against liabilities, litigation and claims actually or allegedly arising out of its laboratory business, including discontinued operations within the laboratory business, and other items not transferred to the Company. In circumstances in which any liability of Apogent and the Company is joint, the parties will share responsibility for such liability on a mutually agreed upon basis consistent with the allocation of the business segments.

Insurance Matters Agreement. The Insurance Matters Agreement governs the rights and obligations of Apogent and the Company with respect to various pre-existing contracts insuring Apogent and covering risks associated with, or arising out of, Apogent’s dental business. The types of policies covered by the Insurance Matters Agreement include, without limitation, automobile liability, comprehensive and general liability. The Insurance Matters Agreement also establishes certain procedures for dealing with pending litigation, new litigation and the resolution of disputes between the parties concerning that agreement.

Tax Indemnification Agreement. The Tax Sharing and Indemnification Agreement governs the allocation of certain tax responsibilities between Apogent and its subsidiaries on the one hand and the Company and its subsidiaries on the other hand after the Spin-Off. The Tax Indemnification Agreement defines each company’s rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to the business operations for tax years (or portions thereof) ending on or prior to the Spin-Off and with respect to certain tax attributes of the companies after the Spin-Off. The Tax Indemnification Agreement also specifies the parties’ respective obligations in connection with any audit or investigation concerning any federal, state or other taxes or in the event the Spin-Off is subsequently determined not to qualify as tax-free for U.S. federal income tax purposes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act, the Company’s directors, its executive officers, and persons who beneficially own more than 10% of the Company’s common stock are required to report their initial ownership of Company common stock and subsequent changes in that ownership to the SEC and the NYSE. Specific due dates for those reports have been established and the Company is required to disclose in this Information Statement any failure to file by those due dates during the most recent fiscal year. Based upon a review of such reports furnished to the Company, or written representations that no reports were required, the Company believes that all of those filing requirements were satisfied with respect to fiscal 2005.

STOCKHOLDER RETURN COMPARISON

The graph below sets forth the cumulative total stockholder return on the Company’s common stock during the period from November 28, 2000 (the day the Company’s common stock began trading on the NYSE on a “when issued” basis prior to the Spin-Off) through fiscal year end, September 30, 2005, as compared to the returns, during a like period, of the Standard & Poor’s 500 Stock Index and the Standard & Poor’s Healthcare Composite Index. The graph assumes that $100 was invested on November 28, 2000 in the Company’s common stock and in each of the two Standard & Poor’s indices and that, as to such indices, dividends were reinvested. The Company has not, since its inception, paid any dividends on its common stock.

Annex II

CREDIT SUISSE
Eleven Madison Avenue	Phone 1 212 325 2000
New York, NY 10010	www.credit-suisse.com

April 11, 2006

Board of Directors

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $.01 per share (“Company Common Stock”), of Sybron Dental Specialties, Inc. (the “Company”), other than Danaher Corporation (the “Acquiror”) and its affiliates, of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Merger Agreement (the “Merger Agreement”) among the Acquiror, Smile Acquisition Corp., a wholly owned subsidiary of the Acquiror (“Sub”), and the Company. Pursuant to the Merger Agreement (i) Sub will commence an offer (the “Offer”) to acquire all outstanding shares of Company Common Stock for $47.00 per share in cash (the “Consideration”) and (ii) following the purchase of shares of Company Common Stock pursuant to the Offer, Sub will merge with the Company (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding share of Company Common Stock not owned by the Acquiror or its subsidiaries will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed a draft dated April 11, 2006 of the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company referred to above, management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed and that the Offer and the Merger will each be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have assumed that the definitive Merger Agreement, when executed and delivered by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses. We have not been requested to make, and have not made, an independent

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Board of Directors
Sybron Dental Specialties, Inc.
April 11, 2006
Page 2

evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock, other than the Acquiror and its affiliates, of the Consideration to be received by such stockholders in the Offer and the Merger and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and on financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We understand that the Company has received preliminary proposals from, and has engaged in certain discussions with, third parties regarding alternative transactions to the Transaction. Our opinion does not address the merits of the Transaction as compared to any alternative transactions or strategies that may be available to the Company and, in particular, does not address the relative merits of the transactions proposed by such third parties as compared to the Transaction, nor does it address the Company’s underlying decision to proceed with the Transaction rather than any other transaction or strategy.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. We and our affiliates have in the past provided, are currently providing, and in the future may provide, investment banking and other financial services to the Company and the Acquiror, for which we have received, and expect to receive, compensation. In that regard, one of our affiliates has, with your consent, recently agreed to participate as a lender in a new credit facility being arranged by other financial institutions for the benefit of the Acquiror. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Transaction.

It is understood that this letter is being provided for the information of the Board of Directors in connection with its consideration of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock pursuant to the Offer or how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock, other than the Acquiror and its affiliates, in the Offer and the Merger is fair, from a financial point of view, to such stockholders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

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